     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1996
                                                      REGISTRATION NO. 333-04117

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________
                                AMENDMENT NO. 1
                                      to
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                           ________________________
                             HAROLD'S STORES, INC.
            (Exact name of registrant as specified in its charter)
          OKLAHOMA                                               73-1308796
 (State or jurisdiction of                                    (I.R.S. Employer
 incorporation or organization)                              Identification No.)
                                765 ASP AVENUE
                             NORMAN, OKLAHOMA 73069
                                 (405) 329-4045
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               H. RAINEY POWELL
                     PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HAROLD'S STORES, INC.
                                765 ASP AVENUE
                            NORMAN, OKLAHOMA 73069
                                (405) 329-4045
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPY TO:

LON FOSTER, III                                   LATHAN M. EWERS, JR.
CROWE & DUNLEVY, A PROFESSIONAL CORPORATION       HUNTON & WILLIAMS
500 KENNEDY BUILDING                              RIVERFRONT PLAZA
321 SOUTH BOSTON                                  951 EAST BYRD STREET
TULSA, OKLAHOMA 74103-3313                        RICHMOND, VIRGINIA 23219-4074
(918) 592-9800                                    (804) 788-8200


       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

  If the Registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================
Title of Each Class                             Proposed Maximum    Proposed Minimum     Amount of
of Securities to                  Amount to be   Offering Price    Aggregate Offering   Registration
be Registered                    Registered(1)    Per Share(2)           Price(2)           Fee
- -----------------------------------------------------------------------------------------------------
Common Stock, $.01 par value
 Previously filed.............   672,750 shares     $15.875            $10,679,907        $3,683(3)
To be registered pursuant to
 this Amendment...............    69,000 shares     $17.000             $1,173,000        $  405
- -----------------------------------------------------------------------------------------------------
Total.........................   741,750 shares                                           $4,088
=====================================================================================================

(1) Includes shares that may be sold by the Company and the Selling Shareholders upon exercise of the Underwriter's over-allotment option.
(2) Pursuant to Rule 457(c), estimated solely for purposes of calculating the registration fee. The filing fee for the additional 69,000 shares being registered has been calculated based on the average of the high and low sales prices of the Common Stock on the American Stock Exchange on June 6, 1996 of $17.00 per share.
(3) Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                             HAROLD'S STORES, INC.

                             CROSS REFERENCE SHEET

Pursuant to Item 1 of Form S-2, the following sets forth the location in the Prospectus of the information called for in Part I of Form S-2.

ITEM NUMBER AND CAPTION IN FORM S-2                                      CAPTION IN PROSPECTUS
- -----------------------------------                                      ---------------------
1.   Forepart of Registration Statement
     and Outside Front Cover Page of Prospectus................  Cover Page of Registration Statement;
                                                                 Cross Reference Sheet;
                                                                 Outside Front Cover Page of Prospectus
2.   Inside Front and Outside Back Cover Page of Prospectus....  Inside Front Cover Page; Available Information
                                                                 Outside Back Cover Page

3.   Summary Information, Risk Factors and Ratio of Earnings
     to Fixed Charges..........................................  Prospectus Summary; Risk Factors
4.   Use of Proceeds...........................................  Use of Proceeds
5.   Determination of Offering Price...........................  Not Applicable
6.   Dilution..................................................  Not Applicable
7.   Selling Security Holders..................................  Selling Shareholders
8.   Plan of Distribution......................................  Outside Front Cover Page; Underwriting
9.   Description of Securities to be Registered................  Description of Capital Stock
10.  Interests of Named Experts and Counsel....................  Underwriting and Legal Matters
11.  Information with Respect to the Registrant................  Prospectus Summary; Capitalization; Price
                                                                 Range of Common Stock and Dividend
                                                                 Policy; Selected Consolidated Financial Data;
                                                                 Management's Discussion and Analysis of
                                                                 Financial Condition and Results of
                                                                 Operations; Business; Management and
                                                                 Directors; Selling Shareholders; Description
                                                                 of Capital Stock; Consolidated Financial
                                                                 Statements
12.  Incorporation of Certain Information by Reference.........  Incorporation of Certain Documents by
                                                                 Reference
13.  Disclosure of Commission Position on Indemnification
     for Securities Act Liabilities............................  Not Applicable

                SUBJECT TO COMPLETION, DATED           , 1996
PROSPECTUS

                                645,000 SHARES
                                   HAROLD'S
                                    [LOGO]
                                 COMMON STOCK
                                  __________

     Of the 645,000 shares of Common Stock offered hereby (the "Shares"), 400,000 shares are being sold by Harold's Stores, Inc. ("Harold's" or the "Company") and 245,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders.


     The Common Stock is listed on the American Stock Exchange ("AMEX") under
the trading symbol HLD. On   , 1996, the last reported sale price of the Common
Stock on the AMEX was $ per share. See "Price Range of Common Stock and Dividend Policy."

                                  __________

       SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS BEFORE PURCHASING ANY OF THE SHARES OFFERED HEREBY.

                                  ___________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
         SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                               PROCEEDS TO
                               UNDERWRITING    PROCEEDS TO       SELLING
             PRICE TO PUBLIC   DISCOUNTS(1)    COMPANY(2)    SHAREHOLDERS(2)
- --------------------------------------------------------------------------------
Per Share...        $              $                $             $
- --------------------------------------------------------------------------------
Total (3)...        $              $                $             $
================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses estimated to be $110,000, all of which will be paid by the Company.

(3) The Company and the Selling Shareholders have granted the Underwriter a 30-day option to purchase up to 96,750 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts, Proceeds to Company, and Proceeds to Selling
    Shareholders will be $         , $        , $         and $        ,
    respectively.  See "Underwriting."

       The Shares being offered by this Prospectus are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to certain conditions. It is expected that certificates for the shares of Common Stock will be available for delivery against payment therefor on or about , 1996, at the offices of Scott & Stringfellow, Inc., Richmond, Virginia.

                                 ____________

                          SCOTT & STRINGFELLOW, INC.
                                 ____________


                   The date of this Prospectus is     , 1996

      The following legend will appear in the left margin of the immediately preceding cover page of the Prospectus:

Information contained herein is subject to completion to amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement become effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at its Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such materials also may be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock is listed on the American Stock Exchange, and such reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the SEC a Registration Statement on Form S-2 (the "Registration Statement"), of which this Prospectus constitutes a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all the information set forth in or incorporated by reference in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the Public Reference Section of the SEC, Washington, D.C. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     Incorporated by reference in this Prospectus as of the date of its filing, and subject in such case to information contained in this Prospectus, are the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 1996, which have been filed by the Company with the SEC pursuant to the 1934 Act.


     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for such copies should be directed to H. Rainey Powell, Harold's Stores, Inc., 765 Asp Avenue, Norman, Oklahoma 73069, telephone (405) 329-4045.


                                 ____________

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

- --------------------------------------------------------------------------------

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the Notes thereto) appearing elsewhere in this Prospectus. All share and per share information set forth herein has been adjusted to reflect the 5% stock dividend paid in fiscal 1996 and the 10% stock dividends paid in fiscal 1995, fiscal 1994 and fiscal 1993. Unless otherwise indicated, all information contained herein assumes no exercise of the Underwriter's over-allotment option or of options granted pursuant to the Company's stock option and equity incentive plan. See "Underwriting" and "Selling Shareholders."

                                  THE COMPANY

     Harold's Stores, Inc., through a 31-location store chain of women's and men's specialty apparel stores in 15 states, offers high-quality, classically inspired apparel to the upscale, quality-conscious consumer primarily in the 20 to 50 year old age group. The stores typically are strategically located in shopping centers and malls with other top-of-the-line specialty retailers and are enhanced by an eclectic mix of antiques, together with specially designed fixtures and visual props, to create an appealing stage for presentation of the Company's distinctive women's and men's apparel and accessories. More than 85% of sales consists of the Company's designs controlled by Harold's own stylists and designers and resourced by Harold's buyers from domestic, European and Asian manufacturers. See "Business - Product Development and Sourcing Programs." The remainder consists of branded merchandise selected to complement Harold's merchandise presentation.

     The Company's 31 stores are comprised of 12 full-line women's and men's apparel stores, nine women's apparel stores which include a presentation of men's sportwear featuring the Company's Old School Clothing brand, eight stores featuring women's apparel only and two outlet stores to clear markdowns and slow-moving merchandise. Retail stores range in size from about 2,100 to 14,000 square feet, with the typical store ranging from 4,000 to 6,000 square feet. The Company's store occupancy costs were 7.3% of store sales in fiscal 1996 and 7.2% of store sales in fiscal 1995. Store occupancy costs include base and percentage rent, common area maintenance expense, utilities and depreciation of leasehold improvements.

     The Company achieved comparable store sales growth of 8.7% in fiscal 1996 and 10.7% in fiscal 1995. The Company believes that this increase in comparable store sales is attributable to Harold's product development and merchandising and Harold's commitment to customer service through its sales associates. The Company's average sales per square foot for stores open during the entire fiscal year were $628 and $599 for fiscal 1996 and fiscal 1995, respectively, on a 52-week basis. The Company believes its sales per square foot are higher than industry averages.

     The Company believes that its future success will be achieved by expanding the number of its women's and men's apparel stores, maintaining sales momentum at existing stores, and increasing circulation of its direct response catalog. The Company recently embarked on an aggressive expansion program, adding in the aggregate eight retail stores during fiscal 1995 and fiscal 1996 and thereby increasing the chain store count by approximately 40%.

     The Company's expansion plan has focused and will continue to focus primarily on markets currently served by the Company and in new markets that represent a geographical progression from existing markets. Thus far during fiscal 1997, the Company has opened stores in Greenville, South Carolina and Leawood, Kansas (Kansas City metro) and plans to open four additional stores. These four stores are planned for opening during the balance of fiscal 1997 in regional shopping malls in Raleigh, North Carolina, Tyson's Corner (Northern Virginia), Houston and Denver. All six stores will feature a full line of women's merchandise, while four will include a full line of men's merchandise and two will offer men's sportwear.

     Beginning in 1990, the Company created a direct response catalog that, in addition to contributing to sales, has provided market research and initial promotion of new store openings. Catalog sales have increased from $620,000 in fiscal 1992 to $9,384,000 in fiscal 1996. In fiscal 1996, the Company mailed six issues of the catalog, averaging 48 pages, with aggregate circulation of approximately 6.5 million issues.

     The mailing address and telephone number of the Company's principal executive offices are 765 Asp Avenue, Norman, Oklahoma 73069, (405) 329-4045.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


                                 THE OFFERING

Common Stock Offered by(1)
   The Company............................   400,000 shares
   The Selling Shareholders...............   245,000 shares
Shares Outstanding
   After this Offering(1)(2)..............   5,365,245 shares
Use of Proceeds...........................   To reduce indebtedness, to finance expansion
                                             of the Company's chain of stores and its credit
                                             card receivables and for working capital.
AMEX Symbol...............................   HLD

________________________

(1) Assumes that the Underwriter's over-allotment option to purchase up to 96,750 shares will not be exercised. See "Underwriting."

(2) Excludes 376,276 shares of Common Stock reserved for issuance pursuant to outstanding stock options as of May 1, 1996.


                                 FISCAL YEARS

     The Company operates on a 52-53 week fiscal year which ends on the Saturday closest to January 31. References herein to fiscal 1997, fiscal 1996, fiscal 1995, fiscal 1994, fiscal 1993 and fiscal 1992 refer to the years ended February 1, 1997, February 3, 1996, January 28, 1995, January 29, 1994, January 30, 1993
and February 1, 1992.

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary financial information is derived from the consolidated financial statements of the Company for the fiscal years 1992 through 1996 and the first quarters of fiscal 1996 and fiscal 1997.

                                           FISCAL YEAR                                                       FISCAL QUARTER ENDED
                             ----------------------------------------------------------------------          -----------------------
                                                                                                               APRIL 29,      MAY 4,
                             1992            1993              1994            1995            1996             1995           1996
                             ----            ----              ----            ----            ----             ----           ----
                                                                                                                     (Unaudited)
                                                       (Dollar amounts in thousands, except per share data)

STATEMENTS OF EARNINGS  DATA:
Sales                             $40,553        $49,279        $60,940        $75,795        $94,264        $21,316       $24,522

Gross profit on sales(1)           12,990         16,303         20,349         26,407         34,433          7,448         8,631

Earnings before income taxes        1,148          1,875          2,783          3,539          4,645            811         1,010

Net earnings                          647          1,052          1,612          2,088          2,787            486           606

Earnings per common share(2)      $  0.15        $  0.25        $  0.35        $  0.42        $  0.56        $  0.10       $  0.12


BALANCE SHEET DATA:

Working capital                   $ 8,732        $ 9,985        $12,540        $12,524        $21,829        $12,272       $22,170

Total assets                       20,085         21,947         26,441         34,661         42,609         35,759        42,936

Long-term debt(3)                       -          1,177            669            594          9,540            575         9,418

Stockholders' equity               14,302         15,366         19,996         22,260         25,299         22,819        26,006

Net book value per share(4)       $  3.36        $  3.61        $  4.07        $  4.51        $  5.10        $  4.62       $  5.24


OTHER OPERATING DATA:

Stores open at end of period(5)        15             18             21             25             29             26            31

Growth in comparable store            1.1%           8.1%           7.4%          10.7%           8.7%           7.8%          3.8%
 sales (52-53 week basis)

_________________________

(1) In accordance with retail industry practice, gross profit on sales is calculated by subtracting cost of goods sold (including occupancy and central buying expenses) from sales.
(2) Net earnings per common share are based on the weighted average number of common shares outstanding during each period restated for the 5% stock dividend in fiscal 1996 and the 10% stock dividends in fiscal 1995, fiscal 1994 and fiscal 1993, and include Common Stock equivalents of 53,181 shares in fiscal 1996 and 47,135 shares and 136,643 shares in the fiscal quarters ended April 29, 1995 and May 4, 1996, respectively.
(3) In fiscal 1996, the Company renewed its line of credit to be payable at a fixed maturity rather than on demand which required the loan to be reclassified as long-term debt.
(4) Net book value per share is based on the number of common shares outstanding at the end of each fiscal year restated for the 5% stock dividend in fiscal 1996 and the 10% stock dividends in fiscal 1995, fiscal 1994 and fiscal 1993.
(5) The number of stores open at the end of the period has been restated to reflect the consolidation of the stand alone "Old School Clothing Company" into the 50 Penn Place Store in Oklahoma City.

- --------------------------------------------------------------------------------

                                 RISK FACTORS

     Prospective investors should consider carefully the following factors as well as the other information contained in this Prospectus before purchasing any of the Shares offered hereby:

     PRODUCT DEVELOPMENT; MERCHANDISE INVENTORIES. As a consequence of the Company's product development programs, a substantial portion of the Company's merchandise purchases are concentrated among a small number of vendors. The Company believes that fewer vendor relationships advance the Company's product development objectives of increasing control over design and manufacturing processes, providing the Company enhanced control over the quality and cost of the Company's inventory purchases. However, since the Company works with a limited number of vendors, non-delivery or late delivery by any one of the Company's principal vendors could adversely affect the Company's operations. In the event of the termination of the relationship with the Company's principal vendor, the Company believes that more than one new vendor would be required to replace the loss of that vendor. Although management believes that replacement vendors could be located if any buying relationship is terminated, until replacement vendors are located, the operating results of the Company could be materially adversely affected.

     The Company's product development programs also require it to be involved earlier in the process of creating merchandise and to make financial commitments sooner than would otherwise be necessary were it relying solely on outside vendor developed merchandise. The Company's investment in piece goods (fabric) and work in process has increased significantly during the last fiscal year. Since the Company, in most instances, purchases piece goods to be used in its products direct from various mills, there is a relatively long lead time involved in the manufacturing process and investment in piece goods before these goods are cut and sewn. As a result, the Company is vulnerable to demand and pricing shifts and to errors in selection and timing of merchandise purchases. See "Business - Product Development and Sourcing Programs."


     EXPANSION PLANS. The Company has grown from 21 stores in 1994 to 31 stores as of May 1, 1996 and its sales have grown significantly in the past several years. The Company intends to continue to pursue its aggressive store opening strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to open new stores on a timely basis and to operate them profitably. The Company plans to open approximately six new stores in fiscal 1997, two of which are already open. As of May 1, 1996, the Company had signed leases with respect to three new stores and had reached an agreement in principle with respect to one additional new store to open in fiscal 1997. Successful expansion is subject to various contingencies, some of which are beyond the Company's control. These contingencies include, among others, (i) the Company's ability to hire, train and retain qualified managers and other personnel, and to maintain good relations with all of its employees, (ii) the availability of adequate inventory, capital resources and external financing,
(iii) the Company's ability to identify and secure suitable store sites on a timely basis and on satisfactory terms and to complete any necessary construction or refurbishment of these sites, (iv) the successful integration of new stores into existing operations and (v) the Company's ability to adjust its merchandise mix to accommodate various consumer preferences and climates in markets where the Company has not previously operated. There can be no assurance that the Company will be able to achieve its targets for opening new stores, that its new stores will be profitable or achieve sales and profitability comparable to the Company's existing stores, or that comparable store sales increases will continue. Furthermore, there can be no assurance that the Company will anticipate all of the changing demands which its expanding operations will impose on its systems and personnel. The Company's failure to expand internal systems or to hire, train and retain qualified personnel as required by its growth could adversely affect its future operating results. See "Business - General."


     REGULATIONS AND FOREIGN CURRENCY EXCHANGE. The Company purchased approximately 13.4% of its merchandise based on cost in fiscal 1996 directly from vendors located abroad, primarily in the United Kingdom, Italy, France, and the Far East. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors are manufactured abroad. These arrangements are subject to the risks of relying on products manufactured abroad, including import duties and quotas, loss of "most favored nation" trading status and currency risk associated with the purchase of merchandise. The Company must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other apparel retailers.

Although the Company believes that its management has long standing and excellent relationships with its suppliers, there can be no assurance that the Company will be successful in maintaining a continuing and, in light of the anticipated addition of new stores, an increasing supply of quality merchandise at attractive prices. See "Business - Retail Merchandising." Substantially all of the Company's purchases from the Far East, including Hong Kong, are priced in U.S. dollars. However, its European purchases are denominated in local currency and, therefore, are subject to fluctuating currency exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations."


     The United States has recently proposed trade sanctions against the People's Republic of China, including tariffs on certain imported goods. Due to the limited categories and quantities of merchandise imported by the Company from the People's Republic of China, the Company does not believe that the effects of the proposed sanctions will be significant to the Company. However, due to uncertainties concerning whether, and to what extent, the sanctions will be adopted, there can be no assurances concerning the effect of the proposed sanctions on the Company.

     DEPENDENCE UPON KEY PERSONNEL. The Company's success depends to a significant extent upon the leadership and performance of its senior management team, particularly Harold G. Powell, Chairman of the Board, Rebecca Powell Casey, Vice Chairman of the Board and Chief Executive Officer, H. Rainey Powell, President and Chief Operating and Financial Officer, and Kenneth C. Row, Executive Vice President. While the Company believes that its senior management team has significant depth, the loss of services of any of the executive officers of the Company could have a material adverse impact on the Company. See "Management and Directors."


     CONTROL OF THE COMPANY. Harold G. Powell, Chairman of the Board of the Company, members of his family (including Rebecca Powell Casey and H. Rainey Powell, officers of the Company) and certain trusts, the beneficiaries of which are Powell family members, currently own beneficially approximately 54.1% of the outstanding shares of Common Stock. After giving effect to this offering, the aggregate beneficial ownership of members of the Powell family and certain trusts will be reduced to approximately 45.5% of the outstanding shares of Common Stock. Members of the Powell family may continue to effectively control the business and affairs of the Company following completion of this offering. See "Description of Capital Stock."

     In the ordinary course of business, the Company engages in transactions with entities owned by the Powell family. During fiscal 1996, payments by the Company to these entities totaled approximately $362,000, representing lease payments with respect to the Company's distribution and receiving facility in Norman, Oklahoma, its Dallas, Texas buying and administrative offices, and its Norman, Oklahoma retail store and related facilities. See "Business -Merchandise Buying Office and Distribution Center" and Notes to Consolidated Financial Statements - Note 8.

     COMPETITION AND OTHER BUSINESS FACTORS. All aspects of the retail apparel business are highly competitive. The Company competes primarily with better department stores, specialty retailers and boutiques engaged in the retail sale of better quality women's and men's apparel, many of which are larger and have greater resources than the Company. Although the Company believes its emphasis on classically inspired styles makes it less vulnerable to changes in fashion trends than many other apparel retailers, the Company's sales and earnings nevertheless depend to a significant extent upon its ability to respond to changes in fashion. See "Business - Competition." The Company's future performance will be subject to a number of factors beyond its control, including economic downturns, cyclical variations in the retail market for better quality apparel and rapid changes in fashion preferences. In addition, in order to continue to grow at the rates achieved in recent years, the Company will have to continue to open new stores. Such growth will be dependent upon general economic and business conditions affecting consumer spending, the availability of desirable locations and the negotiation of acceptable lease terms for new locations. See "Business - General."


     SEASONALITY AND QUARTERLY FLUCTUATIONS. The Company has historically experienced and expects to continue to experience seasonal fluctuations in its sales, operating income and net income. The highest sales periods for the Company are the early autumn and Christmas seasons falling in the third and fourth fiscal quarters, respectively. A disproportionate amount of the Company's sales, operating income and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If, for any reason, the Company's sales were below seasonal norms during the third and fourth fiscal quarters, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's annual operating results, particularly operating income and net income, could be adversely affected. Historically, sales, operating income and net income have been weakest during the first fiscal quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the sales contributed by new stores, shifts in the timing of certain holidays and the merchandise mix. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Seasonality."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares are estimated
to be approximately $      (approximately $      if the Underwriter's over-
allotment option is exercised in full). Substantially all of the net proceeds to the Company will be used to reduce indebtedness, to finance the expansion of the Company's chain of retail stores, to finance the Company's credit card receivables and for working capital. Pending any such uses, the Company intends to reduce borrowing under its working capital lines. See "Business - Catalog Publication and Order Fulfillment and - Merchandise Inventory Replenishment and Distribution," and Notes to Consolidated Financial Statements - Note 4.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the American Stock Exchange under the symbol "HLD." The table below presents the range of high and low sale prices of the Common Stock for the periods indicated. The price per share information contained in the following table is restated to reflect a 5% stock dividend paid in fiscal 1996 and a 10% stock dividend paid in fiscal 1995.


FISCAL 1997                    HIGH             LOW
- -----------                    ----             ---
1st Quarter                   $18.00          $11.75
2nd Quarter (through)          16.75           15.63
      , 1996

FISCAL 1996                     HIGH            LOW
- -----------                     ----            ---

1st Quarter                   $10.60          $ 9.40
2nd Quarter                    10.60            9.52
3rd Quarter                    10.36            9.17
4th Quarter                    11.79            9.40

FISCAL 1995                     HIGH            LOW
- -----------                     ----            ---

1st Quarter                   $ 8.66          $ 6.39
2nd Quarter                    12.34            8.01
3rd Quarter                    10.71            7.58
4th Quarter                    10.17            8.66

     The last sale price of the Common Stock as reported on the American
Stock Exchange on                   , 1996, was $         .  As of May 1, 1996,
there were 595 record holders of the Company's Common Stock. The Company has never declared or paid cash dividends on its capital stock and presently intends to retain all earnings for the operation and expansion of its business for the foreseeable future. Any future determination as to the payment of cash dividends will depend on the Company's earnings, capital requirements, financial condition and other factors as the Company's Board of Directors may deem relevant.

                                CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company as of the end of the Company's fiscal quarter on May 4, 1996, and as adjusted to give effect to the sale by the Company of 400,000 shares of Common Stock offered hereby (excluding 60,000 shares issuable upon exercise of the Underwriter's over-allotment option). This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus.


                                                                                    AS OF MAY 4, 1996
                                                                                   --------------------
                                                                                  ACTUAL       AS ADJUSTED
                                                                                 -------       -----------
                                                                                     (In thousands)
Short-term obligations (includes current portion
 of long-term debt)                                                              $    75         $
                                                                                 -------
Long-term obligations (excludes current portion
 of long-term debt)(1)                                                             9,418
                                                                                 -------

Stockholders' equity:
 Preferred Stock; $0.01 par value; 1,000,000
  shares authorized; none issued                                                      -
 Common Stock: $0.01 par value; 7,500,000
  shares authorized; 4,965,245 shares issued
  (5,365,245 shares as adjusted)(2)(3)                                                50
 Additional paid-in capital                                                       20,673
 Retained earnings                                                                 5,283         _______
                                                                                 -------
 Total stockholders' equity                                                       26,006         _______
                                                                                 -------
      Total capitalization                                                       $35,499         $
                                                                                 =======         =======

_____________________

(1) See Notes to Consolidated Financial Statements - Note 4 for information concerning long-term indebtedness of the Company.

(2) 5,425,245 shares if the Underwriter's over-allotment option is exercised in full.

(3) See Notes to Consolidated Financial Statements - Note 6. Excludes approximately 376,276 shares of Common Stock reserved for issuance pursuant to outstanding awards under the Company's stock option and equity incentive plan as of May 4, 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial information is derived from the audited consolidated financial statements of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.


                                                                FISCAL YEAR                                   FISCAL QUARTER ENDED
                                     ----------------------------------------------------------------         --------------------
                                                                                                              APRIL 29,      MAY 4,
                                     1992           1993           1994           1995           1996           1995          1996
                                     ----           ----           ----           ----           ----           ----          ----
                                                                                                                   (Unaudited)
                                                      (Dollar amounts in thousands, except per share data)
STATEMENTS OF EARNINGS DATA:
Sales                             $40,553        $49,279        $60,940        $75,795        $94,264        $21,316       $24,522

 Percentage increase                  6.8%          21.5%          23.7%          24.4%          24.4%          27.2%         15.0%



Gross profit on sales (1)         $12,990        $16,303        $20,349        $26,407        $34,433        $ 7,448       $ 8,631

 Percentage of sales                 32.0%          33.1%          33.4%          34.8%          36.5%          34.9%         35.2%



Earnings before income
 taxes                            $ 1,148        $ 1,875        $ 2,783        $ 3,539        $ 4,645        $   811       $ 1,010

 Percentage of sales                  2.8%           3.8%           4.5%           4.7%           4.9%           3.8%          4.1%



Net earnings                      $   647        $ 1,052        $ 1,612        $ 2,088        $ 2,787        $   486       $   606
 Percentage of sales                  1.6%           2.1%           2.6%           2.8%           3.0%           2.3%          2.5%


Earnings per common
 share(2)                         $  0.15        $  0.25        $  0.35        $  0.42        $  0.56        $  0.10       $  0.12


OTHER OPERATING DATA:
Stores open at end of
 period(3)                             15             18             21             25             29             26            31
Growth in comparable store
 sales                                1.1%           8.1%           7.4%          10.7%           8.7%           7.8%          3.8%

(52-53 week basis)

BALANCE SHEET DATA:
Working capital                   $ 8,732        $ 9,985        $12,540        $12,524        $21,829        $12,272       $22,170
Total Assets                       20,085         21,947         26,441         34,661         42,609         35,759        42,936
Long-term debt(4)                       -          1,177            669            594          9,540            575         9,418
Stockholders' equity               14,302         15,366         19,996         22,260         25,299         22,819        26,006
Net book value per share(5)       $  3.36        $  3.61        $  4.07        $  4.51        $  5.10        $  4.62       $  5.24

_________________________


(1) In accordance with retail industry practice, gross profit on sales is calculated by subtracting cost of goods sold (including occupancy and central buying expenses) from sales.


(2) Net earnings per common share are based on the weighted average number of shares of Common Stock outstanding during each period restated for the 5% percent stock dividend in fiscal 1996 and the 10% stock dividends in fiscal 1995, fiscal 1994 and fiscal 1993, and include Common Stock equivalents of 53,181 shares in fiscal 1996 and 47,135 shares and 136,643 shares in the fiscal quarters ended April 29, 1995 and May 4, 1996, respectively.


(3) The number of stores open at the end of the period has been restated to reflect the consolidation of the stand alone "Old School Clothing Company" into the 50 Penn Place Store in Oklahoma City.


(4) In fiscal 1996, the Company renewed its line of credit to be payable at a fixed maturity rather than on demand which required the loan to be reclassified as long-term debt.


(5) Net book value per share is based on the number of shares of Common Stock outstanding at the end of each fiscal year restated for the 5% stock dividend in fiscal 1996 and the 10% stock dividends in fiscal 1995, fiscal 1994 and fiscal 1993.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table reflects items in the Company's statement of earnings as a percentage of sales for the periods indicated:


                                                                FISCAL YEAR           FISCAL QUARTER ENDED
                                                       ---------------------------   ----------------------
                                                                                       APRIL 29,     MAY 4,
                                                       1994        1995       1996       1995         1996
                                                       ----        ----       ----       ----         ----
                                                                                            (Unaudited)
Sales                                                 100.0%      100.0%     100.0%     100.0%       100.0%

Cost of goods sold                                    (66.6)      (65.2)     (63.5)     (65.1)       (64.8)
Selling, general and administrative expenses          (19.8)      (19.7)     (20.5)     (20.1)       (19.8)
Advertising expense                                    (6.5)       (7.8)      (8.3)      (7.8)        (8.1)
Depreciation and amortization                          (2.3)       (2.3)      (2.3)      (2.4)        (2.7)
Interest expense                                       (0.3)        0.3)      (0.5)      (0.8)        (0.5)
                                                      -----       -----      -----      -----        -----

Earnings before income taxes                            4.5         4.7        4.9        3.8          4.1
Provision for income taxes                             (1.9)       (1.9)      (1.9)      (1.5)        (1.6)
                                                      -----       -----      -----      -----        -----

Net earnings                                            2.6%        2.8%       3.0%       2.3%         2.5%
                                                      =====       =====      =====      =====        =====


     The following table reflects the sources of the increases in Company sales for the periods indicated:


                                                               FISCAL YEAR             FISCAL QUARTER ENDED
                                                       ---------------------------     --------------------
                                                                                       APRIL 29,     MAY 4,
                                                       1994        1995       1996       1995         1996
                                                       ----        ----       ----       ----         ----
                                                                                           (Unaudited)
Store sales (000's)                                  $55,504     $68,901    $84,880    $18,783      $21,990
Catalog sales (000's)                                  5,436       6,894      9,384      2,533        2,532
                                                     -------     -------    -------    -------      -------

Sales (000's)                                        $60,940     $75,795    $94,264    $21,316      $24,522
                                                     =======     =======    =======    =======      =======

Total sales growth                                     23.5%       24.4%      24.4%      27.2%        15.0%
Growth in comparable store sales                        7.4        10.7        8.7        7.8          3.8
  (52-53 week basis)
Growth in catalog sales                                68.6        26.8       36.1       34.6          0.0

Store locations:
  Existing stores beginning of period                   18          21         25         25           29
  New stores opened during period                        3           4          4          1            2
                                                     -------     -------    -------    -------      -------
   Total stores at end of period                        21          25         29         26           31
                                                     =======     =======    =======    =======      =======



     FISCAL YEARS ENDED JANUARY 29, 1994, JANUARY 28, 1995 AND FEBRUARY 3, 1996. The opening of new stores, the expansion of existing stores, as well as the increase in comparable store sales and the growth in catalog sales, contributed to total sales growth for fiscal years 1994, 1995, and 1996. New stores opened during fiscal 1996 included a 4,221 square foot men's and women's store in St. Louis, Missouri opened in March 1995 (first quarter); a 4,292 square foot women's and "Old School" store opened in Louisville, Kentucky in September 1995 (third quarter); a 5,200 square foot full-line men's and women's store opened in Baton Rouge, Louisiana in November 1995 (third quarter); and Harold's second outlet center, a 5,160 square foot store in Hillsboro, Texas in December 1995 (fourth quarter).

     New stores opened during fiscal year 1995 included a 4,000 square foot women's and "Old School" store in Charlotte, North Carolina opened in July 1994 (second quarter); a 3,300 square foot women's store opened in Austin, Texas in September 1994 (third quarter); a 5,500 square foot full-line men's and women's store opened in Plano, Texas in October 1994 (third quarter); and a 5,000 square foot women's and "Old School" store opened in Phoenix, Arizona in November 1994 (fourth quarter).

     Significant increases in mail order catalog sales are the direct result of the Company's expansion of this segment of the business. Since the 1989 test market of Harold's first catalog, the Company has expanded its regular catalog to include six seasonal issues each year. For fiscal 1996, the Company's catalog averaged 48 pages per issue with an aggregate mailing (including abridged issues) of approximately 6.5 million catalogs.

     The Company's gross margin increased for fiscal 1996 compared to fiscal 1995 and fiscal 1994. This increase is the result of a combination of several factors. Increased sales volume has enabled the Company to more easily meet the minimums required in the purchase of piece goods and the manufacturing of garments. This has resulted in a reduction of overbuys and markdowns. Verticalization in product development has created opportunities for increases in initial markups. Improved control of downflow of merchandise to the outlet stores has contributed to the reduction in ultimate markdowns. Any increase in net earnings as a percentage of sales will be the result of increasing sales while controlling selling, general and administrative expenses and improvement in gross profit on sales.

     Selling, general and administrative expenses have continued to increase as sales have increased in fiscal 1994, fiscal 1995, and fiscal 1996. Catalog production cost increased 38% and 51% in fiscal years 1996 and 1995, respectively. These increases in costs were due to the expansion of catalog operations. In fiscal 1997, the Company plans to decrease the rate of sales growth in the catalog division and decrease catalog expenses as a percentage of sales. Additionally, an increase of approximately 29% in sales salaries during fiscal 1996 compared to fiscal 1995 is associated with the Company's efforts to improve the quality of customer service in all stores. The Company anticipates a leveling of this expense category as a percentage of sales.

     The average balance on total outstanding debt was $7,633,000 in fiscal 1996 compared to $3,668,000 for fiscal 1995. Average interest rates on the Company's line of credit were higher in fiscal 1996, resulting in an increase in the Company's cost of borrowed capital. As the Company's growth continues, cash flow may require additional borrowed funds which may cause an increase in interest expense.

     The Company's purchases denominated in foreign currency are of a short term nature. The Company does not hedge these foreign currency transactions and it has not been adversely affected in the past. The Company has no assurances that the impact in the future may not be material.

     The Company's income tax rate of 42% in fiscal 1994 and 41% in fiscal 1995 decreased to 40% in fiscal 1996. This decreased tax rate is attributable to the Company's estimation of higher tax rates on temporary differences in fiscal 1994 and fiscal 1995 compared to the tax rates currently estimated.


     FISCAL QUARTERS ENDED APRIL 29, 1995 AND MAY 4, 1996. New stores opened during the quarter ended May 4, 1996 include a 5,076 square foot women's and "Old School" store in Greenville, South Carolina and a 5,000 square foot full-line men's and women's store in Leawood, Kansas (Kansas City Metro).

     The Company's gross margin increased during the quarter ended May 4, 1996 compared to the Company's gross margin for the comparable period in the prior fiscal year. Among the principal factors contributing to the increase was reduction in aggregate merchandise markdowns due to increased sales volumes in the Company's stores.

     Selling, general and administrative expenses decreased as a percentage of sales during the quarter ended May 4, 1996 compared to the comparable period in the prior fiscal year. This decrease resulted primarily from the leveling of catalog expenses and sales salaries as a percentage of sales during such quarter compared to prior periods. However, selling, general and administrative expenses may increase as a percentage of sales during the remainder of fiscal 1997 as the Company pursues its expansion plans to open four more stores in fiscal 1997 in addition to the two new stores opened during the first quarter of fiscal 1997.

     The average balance on total outstanding debt was $9,942,000 for the quarter ended May 4, 1996 compared to $6,040,000 for the comparable period in the prior fiscal year. This increase in outstanding debt was due primarily to borrowings under the Company's line of credit to finance inventory purchases, store expansion, remodeling and equipment purchases. Average interest rates on the Company's line of credit were approximately the same for the quarter ended May 4, 1996 and the comparable quarter in the prior fiscal year. As the COmpany's growth continues, cash flow may require additional borrowed funds which may cause an increase in interest expense.

CAPITAL EXPENDITURES, CAPITAL RESOURCES AND LIQUIDITY

     CASH FLOWS FROM OPERATING ACTIVITIES. For fiscal 1996, net cash provided by operating activities was $709,000 as compared to $569,000 for fiscal 1995. The significant increase in cash flows from operating activities is partially attributable to the difference in timing of cash disbursements as reflected in an increase in accounts payable of $242,000 for fiscal 1996, as compared to an increase in accounts payable of $1,326,000 for fiscal 1995. In addition, the difference in cash flows from operating activities between the two fiscal periods is partially due to an increase of

$3,800,000 in the Company's merchandise inventories for fiscal 1996, as compared to fiscal 1995, during which inventories increased by $5,200,000, primarily as a result of the change in the relationship with CMT Enterprises, Inc. (see "Liquidity"). Management expects that the dollar amount of its merchandise inventories will continue to increase as it expands its product development programs and private label merchandise and expands its chain of retail stores and catalog operations, with related increases in trade accounts receivable and accounts payable. Period-to-period differences in timing of inventory purchases and deliveries will affect comparability of cash flows from operating activities.

     In addition, the increased net earnings from fiscal 1996 and fiscal 1995 of $2,787,000 and $2,088,000, respectively, resulted in an increase in accrued expenses of $642,000 as compared to $656,000 for fiscal 1996 and 1995, respectively.


     For the quarter ended May 4, 1996, net cash provided by operating activities was $1,508,000 as compared to $917,000 for the same period in fiscal 1996. The increase is partially attributable to the timing of cash receipts and dis bursements. Significant changes in the timing of cash receipts and disbursements between the first quarters ended May 4, 1996 and April 29, 1995, included an increase of $449,000 and $916,000, respectively, in trade and other accounts receivable. The increase in trade and other accounts receivable is the result of management's decision to promote sales using the Company's credit card. These promotions are in conjunction with new store openings, as well as existing stores, and are designed to provide a convenient source of credit for the Company's customers at all Harold's locations and to increase the Company's finance charge revenues.

     In addition, the difference in cash flows from operating activities between the two fiscal periods is partially due to a decrease of $1,016,000 in the Company's merchandise inventories for the quarter ended May 4, 1996, as compared to the first quarter of fiscal 1996, during which inventories decreased by $1,260,000, and a decrease of $221,000 in the Company's accounts payable during the quarter ended May 4, 1996, compared to a decrease in payables of $80,000 for the first quarter of fiscal 1996. Management expects that the dollar size of its merchandise inventories will increase as it expands its chain of retail stores and catalog operation, with related increases in trade accounts payable, and that period-to-period differences in timing of inventory purchases and deliveries will affect comparability of cash flows from operating activities.


     CASH FLOWS FROM INVESTING ACTIVITIES. For fiscal 1996 net cash used in investing activities was $4,857,000 as compared to $3,952,000 for fiscal 1995. For the quarter ended May 4, 1996, net cash used in investing activities was $1,139,000 as compared to $1,205,000 for the quarter ended April 29, 1995. Capital expenditures totaled $5,159,000 for fiscal 1996 compared to $3,994,000 for fiscal 1995, and $1,224,000 for the quarter ended May 4, 1996 compared to $1,135,000 for the quarter ended April 29, 1995. Capital expenditures during such periods were invested principally in new stores and in remodeling and equipment expenditures at existing facilities.


     CASH FLOWS FROM FINANCING ACTIVITIES. The Company has available a long-term line of credit with its bank (see "Liquidity"). During fiscal 1996 and the quarter ended May 4, 1996, the Company made periodic borrowings under its revolving credit facility to finance its inventory purchases, store expansion, remodeling and equipment purchases.


     The line of credit had an average balance of $7,000,000 and $2,961,000 for the fiscal years 1996 and 1995, respectively. During fiscal 1996, the line of credit had a high balance of $10,337,000 and a $9,021,000 balance as of February 3, 1996. During the quarters ended May 4, 1996 and April 29, 1995, the line of credit had an average balance of $9,259,000 and $5,390,00, respectively. During the quarter ended May 4, 1996, the line of credit had a high balance of $10,473,000 and a balance of $8,918,000 as of the end of such quarter. The balance at June 6, 1996 was $8,926,000.

          LIQUIDITY. The Company considers the following as measures of liquidity and capital resources as of the dates indicated:

                                                                 FISCAL YEAR                   FISCAL QUARTER ENDED
                                                      --------------------------------        ----------------------
                                                                                              APRIL 29,       MAY 4,
                                                       1994          1995         1996          1995           1996
                                                       ----          ----         ----          ----           ----
                                                                                                    (Unaudited)
   Working capital (000's)                           $12,540       $12,524      $21,829       $12,272         $22,170
   Current ratio                                      3.23:1        2.08:1       3.89:1        2.01:1          4.04:1
   Ratio of working capital to total assets            .47:1         .36:1        .51:1         .34:1           .52:1
   Ratio of long-term debt (including current
     maturities) to stockholders' equity               .11:1         .25:1        .38:1         .28:1           .37:1


     In fiscal 1996, the Company renewed its line of credit to be payable at a fixed maturity rather than on demand. As a result the loan was reclassified as long-term debt rather than as a current liability.

     As a result of the change in fiscal 1995 in the relationship with CMT Enterprises, Inc., the Company was required to increase its borrowings approximately $5,200,000 to finance the purchase of raw materials and manu facturing of finished goods. Previously, CMT sold finished goods to the Company. Under the new arrangement, CMT acts as the Company's agent in the purchase of raw materials (i.e. fabrics, linings, buttons, etc.) and supervises the manufacturing process of the Company's merchandise with manufacturing contractors. Increases in inventory because of the Company's expansion have required increased borrowings under the Company's credit line.

     The Company's primary needs for liquidity are to finance its inventories and revolving charge accounts and to invest in new stores, remodeling , fixtures and equipment.


     Management believes cash flow from operations and its existing banking arrangements should be sufficient to meet its operating needs and capital expenditures through fiscal 1997. The Company's capital expenditures budget for fiscal 1997 is approximately $3,700,000. Effective February 20, 1996, the Company increased the above line of credit to $15,000,000. Additionally, a $3,000,000 line of credit was obtained from a separate banking institution for the purpose of issuing letters of credit.

     Management believes that cash flow from operations and its existing banking arrangements should be sufficient to meet its operating needs and capital requirements through the fiscal year ending February 1, 1997. However, in order to take advantage of opportunities to finance the Company's growth, management believes it prudent to increase the equity capitalization of the Company rather than finance this expansion through additional borrowings.

SEASONALITY

     The Company's business is subject to seasonal influences, with the major portion of sales realized during the fall season (third and fourth quarters) of each fiscal year, which includes the back-to-school and the holiday selling seasons. In light of this pattern, selling, general and administrative expenses were typically higher as a percentage of sales during the spring seasons (first and second quarters) of each fiscal year.

INFLATION

     Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. Inflation has had no meaningful effect on sales, or net earnings of the Company.

IMPACT OF PENDING ACCOUNTING ANNOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board issued Statement 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("Statement 121"). Statement 121 is required to be adopted for fiscal years beginning after December 15, 1995. Statement 121 establishes accounting standards for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

     In October 1995, the Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Statement 123 is required to be adopted for fiscal years beginning after December 15, 1995. Statement 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company does not intend to adopt the value-based accounting measurements recommended by Statement 123.

     Management believes that the adoption of Statements 121 and 123 will not have a significant impact on the financial condition or the results of operations of the Company.

                                   BUSINESS

GENERAL

     Harold's Stores, Inc., through a 31-location store chain of women's and men's specialty apparel stores in 15 states, offers high-quality, classically inspired apparel to the upscale, quality-conscious consumer primarily in the 20 to 50 year old age group. The stores typically are strategically located in shopping centers and malls with other top-of-the-line specialty retailers and are enhanced by an eclectic mix of antiques, together with specially designed fixtures and visual props, to create an appealing stage for presentation of the Company's distinctive women's and men's apparel and accessories. More than 85% of sales consists of the Company's designs controlled by Harold's own stylists and designers and resourced by Harold's buyers from domestic, European and Asian manufacturers. The remainder consists of branded merchandise selected to complement Harold's merchandise presentation. See "Business - Product Development and Sourcing Programs."

     The Company's 31 stores are comprised of 12 full-line women's and men's apparel stores, nine women's apparel stores which include a presentation of men's sportswear featuring the Company's Old School Clothing brand, eight stores featuring women's apparel only and two outlet stores to clear markdowns and slow-moving merchandise. Retail stores range in size from about 2,100 to 14,000 square feet, with the typical store ranging from 4,000 to 6,000 square feet. The Company's store occupancy costs were 7.3% of store sales in fiscal 1996 and 7.2% of store sales in fiscal 1995. Store occupancy costs include base and percentage rent, common area maintenance expense, utilities and depreciation of leasehold improvements.

     The Company achieved comparable store sales growth of 8.7% in fiscal 1996 and 10.7% in fiscal 1995. The Company believes that this increase in comparable store sales is attributable to Harold's product development and merchandising and Harold's commitment to customer service through its sales associates. The Company's average sales per square foot for stores open during the entire fiscal year were $628 and $599 for fiscal 1996 and fiscal 1995, respectively, on a 52-week basis. The Company believes its sales per square foot are higher than industry averages.

     The Company believes that its future success will be achieved by expanding the number of its women's and men's apparel stores, maintaining sales momentum at existing stores, and increasing circulation of its direct response catalog. The Company recently embarked on an aggressive expansion program, adding in the aggregate eight retail stores during fiscal 1995 and fiscal 1996 and thereby increasing the chain store count by approximately 40%.

     The Company's expansion plan has focused and will continue to focus primarily on markets currently served by the Company and in new markets that represent a geographical progression from existing markets. Thus far during fiscal 1997, the Company has opened stores in Greenville, South Carolina and Leawood, Kansas (Kansas City metro) and plans to open four additional stores. These four stores are planned for opening during the balance of fiscal 1997 in regional shopping malls in Raleigh, North Carolina, Tyson's Corner (North Virginia), Houston and Denver. All six stores will feature a full line of women's merchandise while four will include a full line of men's merchandise and two will offer men's sportswear.

RETAIL MERCHANDISING

     The Company's merchandise mix in women's apparel includes coordinated sportswear, dresses, coats, outerwear, shoes and accessories, all in updated classic styles. A fundamental feature of the Company's marketing strategy is the development of original exclusive and semi-exclusive apparel items. The Company estimates that approximately 90% of its women's apparel sales are attributable to the Company's product development and proprietary label programs. In fiscal 1996, women's apparel accounted for approximately 80% of sales.


          The men's apparel product line includes tailored clothing, suits, sportcoats, furnishings, sportswear, and shoes. The style is what is known in the apparel trade as "updated traditional," classic styling with a contemporary influence. The young executive and college markets account for a substantial portion of the Company's men's store sales. Branded lines include Polo, Corbin, Alden, and Kenneth Gordon. In fiscal 1996, the Company's proprietary label apparel accounted for more than 80% of total men's sales. The majority of the men's proprietary label sales are in the Company's Old School Clothing line. In fiscal 1996, men's apparel accounted for approximately 20% of sales.


          The following table sets forth the approximate percentage of sales attributable to the various merchandise categories offered by the Company in the past three fiscal years:

                                          FISCAL 1994            FISCAL 1995              FISCAL 1996
                                      ------------------     --------------------     ------------------
                                                        (Dollar amounts in thousands)
Women's Merchandise
 Sportswear                           $38,943      63.9%     $50,464       66.6%     $65,009      69.0%
 Shoes                                  3,270       5.4        3,914        5.2        5,196       5.5
 Handbags, Belts and Accessories        3,608       5.9        4,438        5.9        4,962       5.3

Men's Merchandise
 Suits, Sportcoats, Slacks and
   Furnishings                          4,904       8.0        5,338        7.0        6,493       6.9
 Shoes                                    728       1.2          845        1.1          991       1.0
 Sportswear and Accessories             9,001      14.8       10,337       13.6       11,256      11.9

Other                                     486       0.8          459        0.6          357       0.4
                                      -------     ------     -------      ------      -------    ------

   Total                              $60,940     100.0%     $75,795      100.0%     $94,264     100.0%
                                      =======     ======     =======      ======      =======    ======

COMPANY STORES

     The Company's 31 stores range in size from 2,100 to 14,000 square feet, with the typical store ranging from 4,000 to 6,000 square feet. The following table lists Harold's store locations with selected information for each location. Product lines in the table are defined as follows:


            W/M     Stores with the Company's full-line women's and men's
                    apparel.
            W/OS    Stores with the Company's full-line women's apparel and
                    also featuring the Company's
                    "Old School Clothing Company" concept.
            W       Stores featuring women's apparel only.

    METROPOLITAN                                                                    PRODUCT       SQUARE
        AREA                  LOCATION                   TYPE OF LOCATION            LINES        FOOTAGE
        ----                  --------                   ----------------            -----        -------
Atlanta, GA           Lenox Square                   Regional Shopping Center          W             2,446
Atlanta, GA           Park Place                     Specialty Center                  W             3,413
Austin, TX            Arboretum Market Place         Specialty Center                  W             3,300
Austin, TX            8611 N. Mopac Expressway       Free Standing*                   W/M           13,200
Baton Rouge, LA       CitiPlace Market Center        Specialty Center                 W/M            5,200
Birmingham, AL        Riverchase Galleria            Regional Shopping Center        W/OS            2,713
Charlotte, NC         Shops on the Park              Specialty Center                W/OS            4,000
Dallas, TX            Dallas Galleria                Regional Shopping Center          W             4,974
Dallas, TX            Highland Park Village          Specialty Center                 W/M            7,503

     METROPOLITAN                                                                       PRODUCT        SQUARE
         AREA                       LOCATION                   TYPE OF LOCATION          LINES         FOOTAGE
         ----                       --------                   ----------------          -----         -------
Ft. Worth, TX             University Park Village        Specialty Center                 W/M           4,863
Germantown, TN            Saddle Creek South             Specialty Center                W/OS           3,909
 (Memphis metro)
Greenville, SC            Greenville Mall                Regional Shopping Center        W/OS           5,076
Hillsboro, TX             Hillsboro Outlet Mall          Outlet Mall*                     W/M           5,160
Houston, TX               Highland Village               Specialty Center                 W/M           6,189
Jackson, MS               The Rogue Compound             Free Standing                     W            2,100
Leawood, KS               Town Center Plaza              Regional Shopping Center         W/M           5,000
 (Kansas City
 metro)
Kansas City, MO           Country Club Plaza             Regional Shopping Center          W            4,155
Kensington, MD            White Flint Mall               Regional Shopping Center        W/OS           4,605
 (Washington, DC
 metro)
Louisville, KY            Mall St. Matthews              Regional Shopping Center        W/OS           4,292
Lubbock, TX               8201 Quaker Avenue             Specialty Center                W/OS           3,897
Nashville, TN             The Mall at Greenhills         Regional Shopping Center         W/M           5,975
Norman, OK                Campus Corner Center           Specialty Center                 W/M           5,350
Oklahoma City, OK         106 Park Avenue                Street Location                  W/M           3,760
Oklahoma City, OK         50 Penn Place                  Specialty Center                 W/M          14,240
Omaha, NE                 One Pacific Place              Specialty Center                  W            3,272
Phoenix, AZ               Biltmore Fashion Park          Regional Shopping Center        W/OS           5,033
Plano, TX                 Park and Preston               Free Standing                    W/M           5,525
 (Dallas metro)
San Antonio, TX           Broadway and Austin            Free Standing                     W            3,312
                          Highway
St. Louis, MO             Plaza Frontenac                Regional Shopping Center        W/OS           4,221
Tulsa, OK                 Farm Shopping Center           Specialty Center                 W/M           3,888
Tulsa, OK                 Utica Square                   Regional Shopping Center         W/M           4,625

_____________________________

*Outlet Store


     The employee population of a typical full-line Harold's store consists of a store manager, two assistant managers (women's and men's), one or two desk associates, and five to seven sales associates most of whom work on a flex-time basis (20-25 hours per week). Sales associates are paid a commission against a draw. Commissions range from 7% to 10% based on the type of product sold and the scale of the associate. Store managers are paid on a salary plus a performance bonus based on attainment of sales goals and expense control.

     The Company's stores generally are open seven days per week and evenings. In addition to the Company's own "Harold's" credit card, the Company accepts VISA, MasterCard and American Express cards.

PRODUCT DEVELOPMENT AND SOURCING PROGRAMS

     The Company's product development and sourcing programs enable it to offer exclusive and semi-exclusive items not available in competing stores or catalogs. More than 85% of sales is merchandise where the Company has created or controlled the design, demonstrating the Company's commitment to a unique product mix. The Company believes that this unique product mix enables it to compete with, and differentiates it from, larger apparel chains by offering customers an exclusive garment at a price below designers and similar open market merchandise. Direct creation and control of merchandise also enables the Company to improve its initial mark up.

     The Company's private label merchandise consists of (i) items developed by the Company and manufactured exclusively for the Company and individual contractors, (ii) items developed by the Company and manufactured on a semi-exclusive basis for the Company, and (iii) vendor-developed, non-exclusive items to which the Company's private labels are affixed.

     An important component of the Company's product development programs is market research of styles and fabrics. The Company's buyers shop European and domestic markets for emerging fashion trends, for new vendors, and for fabric, artwork and samples for new garment designs. Through sophisticated, computer-aided design technologies, the product development staff adapts and develops fabric designs and garment models. These design models assist the Company in sourcing and in negotiations with mills and vendors. The Company's product development programs allow it to participate directly in the design and manufacturing of an exclusive product without investing in costly manufacturing equipment. The Company's development program is complemented by association with independent buying offices in New York and Florence.

     The Company's product development programs enable it to offer new styles, often before similar merchandise is available at other specialty or department stores or catalogs. The Company imports a significant portion of its merchandise directly from the United Kingdom, Italy, France and through domestic importers from the Far East.

     The Company's merchandisers travel to Europe, including popular fashion meccas such as Paris and Milan, three to four times each year, searching out new styles and collecting vintage fabrics and antique wallpaper, and original art for pattern development. In addition to purchasing original art work created for pattern development, merchandisers have ongoing contact with several art studios in Europe where artists hand paint intricate patterns and prints exclusively for the Company. The European development work helps the Company spot emerging trends among fashion forward Europeans for development into the Company's classically-inspired merchandise.


     The Company's merchandisers review the collected material, analyze fashion directions and select the best pieces to convert into prints and patterns for the next season. Once the new patterns are selected, the team then "specs" out various styles - detailing a garment's cut, fit, fabric, color and trim. An advanced textile computer-aided design system makes designing new pieces much easier by providing color "proofs" which allow the Company to correct inaccuracies in a design before a working sample is made. This process reduces costs and contributes to the inherent value of each item. After the specs have been finalized, the piece goods - materials for making the product -are ordered from domestic and international fabric mills. The finished fabric is then shipped to manufacturers who cut, sew and trim the completed design.

     The Company's line of leather goods is made by European craftsmen, primarily in Italy. Shoes, belts, handbags, wallets and other leather products are co-designed by the Company's merchandisers and Italian artisans. Italian-made leather goods are marketed under a variety of Company-owned labels and are featured in all of the Company's stores and in its catalog.


     Reflecting the Company's product development programs, a substantial portion of the Company's merchandise purchases are concentrated among a small number of vendors. The Company believes that fewer vendor relationships advance the Company's product development objectives by increasing control over the design and manufacturing process. During fiscal 1995, the Company entered into a new arrangement with its largest apparel vendor, CMT

Enterprises, Inc. ("CMT"). Previously, Harold's controlled the design process and paid CMT for finished goods when produced and manufactured. Under the new arrangement, the process has become more verticalized. CMT acts as the Company's agent in the purchase of raw materials (i.e. fabrics, linings, buttons, etc.) and supervises the manufacturing process of the Company's merchandise with manufacturing contractors. The Company purchases raw materials directly from suppliers and pays for the manufacturing process as costs are incurred. CMT is paid a commission based on actual cost of the finished goods. This change has resulted in a cost savings, but has also resulted in an increase in the Company's inventory of piece goods and work in process. The Company believes its new relationship with CMT permits the Company to control the quality and cost of the Company's inventory purchases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Results of Operations and - Capital Resources, Capital Expenditures and Liquidity" and "Risk Factors."

CATALOG PUBLICATION AND ORDER FULFILLMENT

     In March 1990, using an in-house data base, the Company mailed its first direct response catalog to over 100,000 addresses. In addition to contributing to sales, the catalog has become an increasingly important market research and new store promotion tool. During fiscal 1996, the Company used its mail order buyer list (currently con taining approximately 120,000 names), its retail customer list (currently containing approximately 220,000 names) and a variety of rental lists to mail six issues with an average of 48 pages, and an aggregate circulation of approximately 6.5 million copies (including abridged issues). The catalogs are designed and produced in-house with photography, prepress and printing services being outsourced. On-line computerized inventory systems and order processing programs offer control of fulfillment and shipping times and record the purchase history of catalog buyers and the performance of each individual mailing list. Orders are processed daily and inventory adjustments are managed accordingly.


          The direct response catalog has experienced sales increases from $620,000 in fiscal 1992 to $9,384,000 in fiscal 1996. As a stand-alone venture and as costs are currently accounted, the catalog has recorded a loss from operations each year. There are several principal reasons for the losses: (i) absence of critical mass is partially to blame for the catalog losses as industry norms consider at least $10 million to be the threshold for successful catalog operations; (ii) in addition to its primary merchandising role, the catalog is employed as an advertising vehicle to stimulate customer traffic in the existing Harold's stores, and also as a market research and development tool in connection with expanding the chain into new markets; and (iii) at the end of a specific catalog's run the unsold merchandise that was allocated to the catalog center is marked down sufficiently to allow it to be sold at a profit in the Company's stores. Any profit is booked in the store, and is not passed back to the catalog center as an offset. The Company has not undertaken to account for the advertising and traffic-building benefits of mailing the catalog to its known retail customers, for the profits earned from catalog close-outs sold in the outlet stores, or for the catalog's contribution to developing potential new store locations. To the extent that these attributes of the catalog are a benefit to the Company, they are not credited from an accounting point of view to the catalog operations.


     Management continues to emphasize further expansion of catalog operations and to the extent that the financial results of the catalog operations improve, principally as a consequence of increased sales and associated absorption of fixed overhead, net earnings of the Company will improve as a percentage of sales.

MERCHANDISE INVENTORY REPLENISHMENT AND DISTRIBUTION

     The specialty retail apparel business fluctuates according to changes in customer preferences dictated by fashion and season. These fluctuations affect the inventory owned by apparel retailers, since merchandise usually must be ordered well in advance of the season and sometimes before fashion trends are evidenced by customer purchases. The Company's policy of carrying basic merchandise items in full assortments of sizes and colors requires it to carry a significant amount of inventory. The Company must enter into contracts for the purchase and manufacture of proprietary label apparel well in advance of its selling seasons.

     The Company continually reviews its inventory level in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of styles, colors and sizes) and may use markdowns to clear this merchandise. Markdowns also may be used if inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference or if it is determined that the inventory in stock will not sell at its currently marked price. Such markdowns may have an adverse impact on earnings, depending on their extent and the amount of inventory affected. The Company utilizes its two outlet stores to dispose of slow-moving merchandise. In addition, slow-moving merchandise is cleared through regional off-site discount sales held in January, June and August and which are promoted under the name "Harold's Warehouse Sale".

     The Company operates a 22,000 square foot distribution facility in Norman, Oklahoma. All of the Company's merchandise, over three million units projected for fiscal 1997, will route through the distribution center from various manufacturers. Each item is examined, sorted and tagged with bar coded tickets which track the merchandise for analysis by multiple parameters, including, vendor lot number, color and size. The merchandise is then boxed for shipment to the Company's 31 stores and catalog operation. This process is done in a time sensitive manner in a substantially paperless environment, utilizing computers, bar codes and scanners.

     A 64,000 square foot expansion of the existing distribution center is scheduled for completion during the summer of 1996. When the expansion is completed, the facility will have the capability of processing merchandise for 64 stores and increasing to 128 stores with a modest additional investment.

SEASONALITY

     The Company's business follows a seasonal pattern, peaking twice a year during the late summer back to school (August through early September) and holiday (Thanksgiving through Christmas) periods. In fiscal 1996, approximately 57% of the Company's sales occurred and 64% of net income was earned during the third and fourth fiscal quarters.

COMPETITION

     The Company's business is highly competitive. The Company's stores compete with national and local department stores, specialty and discount store chains, catalogers and independent retail stores which offer similar lines of specialty apparel. Many of these competitors have significantly larger sales volumes and assets than the Company.


     Depth of selection in sizes, colors and styles of merchandise, merchandise procurement and pricing, ability to anticipate fashion trends and customer preferences, inventory control, reputation, quality of private-label merchandise, store design and location, advertising and customer service are all important factors in competing successfully in the retail industry. Given the large number of companies in the retail industry, the Company cannot estimate the number of its competitors or its relative competitive position.

     In addition, the success of the Company's operations depends upon a number of factors relating to economic conditions and general consumer spending. If current economic conditions worsen and consumer spending is restricted, the Company's growth and profitability will be negatively impacted.

CUSTOMER CREDIT

     The Company's stores accept the proprietary "Harold's" credit card, and VISA, MasterCard, and American Express credit cards. The Company's catalog operation accepts VISA, MasterCard and the Company's credit card. Credit card sales were 69.6% of sales in fiscal 1994, 70.2% in fiscal 1995, and 73.4% in fiscal 1996. In fiscal 1996, 12.8% of sales were made with the Harold's credit card and 60.6% were made with third party credit cards. The Company maintains a credit department for customer service, credit authorizations, credit investigation, billing and collections. As of February 3, 1996, the allowance for bad debts from Company credit cards sales was approximately 1.3% of the Harold's credit card sales for fiscal 1996.

     Harold's has offered customers its proprietary credit card since 1974. The Company believes that providing its own credit card enhances customer loyalty while providing customers with additional credit. At February 3, 1996, the Company had approximately 32,000 credit accounts, 40.2% which had been used at least once during the prior 12 months, and the average card holder had a line of $1,200 and an outstanding balance of $365. Charges by holders of the Company's credit card during fiscal 1996 totalled approximately $15,900,000.

ADVERTISING

     The Company maintains an in-house advertising department which has won numerous Addy awards at the local, district and national levels. The advertising department staff produces in-house print advertising for daily and weekly newspapers and other print media, and designs the Company's direct response catalogs and other direct mail pieces. In fiscal 1996, the Company spent $7,807,000 (8.3% of sales) on advertising as compared to $5,912,000 in fiscal 1995 (7.8% of sales). The advertising department is also involved in the production of quarterly and annual reports to the Company's stockholders, sales training materials, internal marketing materials, and all corporate logos and labeling.

MANAGEMENT INFORMATION SYSTEMS

     The Company has placed great emphasis on upgrading and integrating its management information systems ("MIS"). The Company believes these upgrades will enable it to maintain more efficient control of its operations and facilitate faster and more informed responses to potential opportunities and problems. The Company maintains a MIS team to oversee these information management systems, which include credit, sales reporting, accounts payable and merchandise control, reporting and distribution.

     The Company uses an integrated point-of-sale ("POS") inventory and management system to control merchandising and sales activities. This system automatically polls each location every 24 hours and provides a detailed report by merchandise category the next morning. Management evaluates this information daily and implements merchandising controls and strategies as needed. The Company's POS system has been updated to allow additional functions to be programmed into the system. Recently, the Company added new personnel scheduling and timekeeping capabilities, and is currently in the process of implementing a new customer profile function to better identify and track consumer demographics.

     The Company continues to implement newer and better inventory control systems. The Company routinely conducts its own inventory using a sophisticated scanning system. POS scanning devices record and track SKU bar codes which are assigned to every piece of merchandise. This information is downloaded into the Company's IBM AS400 computer which generates a detailed report within 24 hours of the physical inventory.

     The Company has also implemented ARTHUR(R), a computerized merchandise planning system which interacts with the Company's AS400 and Island Pacific software. ARTHUR(R) facilitates seasonal planning by department and store, and provides certain data for financial planning.


     The Company plans to continue implementing upgrades and improving its management information system to keep abreast of the retail industry's increasing technological advances.

TRADEMARKS, SERVICE MARKS, AND COPYRIGHTS

     "Harold's", "Harold Powell", "Old School Clothing Company", "OSCC Bespoke" and other trademarks either have been registered, or have trademark applications pending, with the United States Patent and Trademark Office and with the registries of various foreign countries. The Company files U.S. copyright registrations on the original design and artwork purchased or developed by the Company.

     The Company's Houston store is called "Harold Powell" rather than "Harold's" to avoid confusion with a local men's apparel store which operates in Houston under the name "Harold's" with prior usage in this market predating the Company's federal registration.

EMPLOYEES

     At May 1, 1996, the Company had approximately 480 full-time and 626 part-time employees. Additionally, the Company hires temporary employees during the peak late summer and holiday seasons. None of the Company's employees belongs to any labor union and the Company believes that it has good relations with its employees.

STORE LEASES


     At May 1, 1996, the Company had 30 leased stores. The Company believes rent payable under its store leases is a key factor in determining the sales volume at which a store can be profitably operated. The leases typically provide for an initial term of 12 years. In most cases, the Company pays a base rent plus a contingent rent based on the store's net sales in excess of a certain threshold, typically four to five percent of net sales in excess of the applicable threshold. Among current store leases, one store lease has fixed rent with no percentage rent. One store lease has percentage rent only. All other store leases provide for a base rent with percentage rent payable above specified minimum sales. All stores open during all of fiscal 1996 except four operated at sales volumes above the breakpoint (the sales volume below which only rent is payable). Based on the Company's current level of sales per square foot, some of the risk from any decline in future sales volume in these stores is reduced because a corresponding decline in occupancy expense would occur.

     Substantially all of the leases require the Company to pay property taxes, insurance, utilities and common area maintenance charges. The current terms of the Company's leases, including automatic renewal options, expire as follows:

                      YEARS LEASES         NUMBER OF
                         EXPIRE             STORES
                         ------            -------

                         1996-1997             3
                         1998-1999             3
                         2000-2002             7
                         2003 and later       17

     The Company generally has been successful in renewing its store leases as they expire.

     During fiscal 1996, the Company entered into new leases for stores in St. Louis, Louisville, Hillsboro, Texas, Baton Rouge, Houston, Leawood, Kansas and Greenville, South Carolina. Management believes the terms of these leases are comparable with other similar national retailers in these locations. Base rent (minimum rent under terms of lease) in current leases ranges from $6 per square foot to $41 per square foot over the terms of the leases. Total base rent has continued to increase based on new store leases. Occupancy cost has increased slightly as the Company has entered new markets. The following table sets forth the fixed and variable components of the Company's rent expenses for the fiscal years indicated:




                                               FISCAL YEAR
                                    ----------------------------------
                                    1994           1995          1996
                                    ----           ----          ----
Base Rent                           $1,461,000  $1,791,000  $2,222,000
Additional amounts computed as a
  percentage of sales                  666,000     922,000   1,112,000
                                       -------     -------   ---------
     Total                          $2,127,000  $2,713,000  $3,334,000
                                    ==========  ==========  ==========

CORPORATE HEADQUARTERS AND CATALOG FULFILLMENT CENTER

     The Company owns a complex of contiguous buildings in Norman, Oklahoma comprised of approximately 36,500 square feet, with 22,000 square feet of this space being utilized by the Company for its executive offices, administrative functions and catalog fulfillment center. Data processing, accounting, credit, and marketing departments are housed together with the catalog telephone center, inventory and shipping facilities. The remainder of this complex is currently rented and can be used for expansion of the catalog fulfillment center and other Company needs.

MERCHANDISE BUYING OFFICE AND DISTRIBUTION CENTER

     The Company leases a 10,000 square foot building in Dallas used as a buying office and a 22,000 square foot distribution center in Norman. The distribution center is equipped with automated systems for receiving, processing and distributing merchandise. Substantially all merchandise is shipped from vendors directly to the distribution center, where it is received, inspected and ticketed for inventory control. The merchandise is then shipped by Company trucks or common carrier to the stores.


     The lessor of the Dallas buying office and the distribution center is a limited partnership whose partners include Rebecca Powell Casey, Michael T. Casey, H. Rainey Powell and Lisa Powell Hunt, all of whom are shareholders and directors of the Company. The term of the buying office lease expires in March 2012, with annual rent payments of $158,000 plus insurance, utilities and property taxes until April, 2000, at which time the rent will become $180,000, plus insurance, utilities and property taxes, increasing $2,500 each year thereafter until expiration of the lease. The term of the distribution center lease expires in June 2012, with annual rent payments of $338,348 plus insurance, utilities and property taxes until July 2001, at which time the rent will increase annually on a fixed scale up to a maximum of $419,551 during the final year of the lease.

                           MANAGEMENT AND DIRECTORS

     The following persons serve as executive officers and directors of the Company. Unless otherwise noted, the executive officers serve in the following capacities at the pleasure of the Board of Directors of the Company:


                                  OFFICER OR
          NAME             AGE  DIRECTOR SINCE                  POSITION
          ----             ---  --------------                  --------
Harold G. Powell            72       1948         Chairman of the Board of Directors

Rebecca Powell Casey        44       1977         Chief Executive Officer and Director

H. Rainey Powell            42       1978         President, Chief Operating and
                                                  Financial Officer, Treasurer, Secretary
                                                  and Director

Kenneth C. Row              31       1986         Executive Vice President and Director

Janet F. Firth              39       1984         Vice President - Ladies' Merchandise
                                                  Manager

Jeffrey T. Morrell          37       1993         Vice President - Stores

Linda L. Daugherty          41       1994         Vice President and Controller

James R. Agar               64       1987         Director

                                  OFFICER OR
            NAME           AGE  DIRECTOR SINCE      POSITION
            ----           ---  --------------      --------
Michael T. Casey            47       1988           Director

Robert B. Cullum, Jr.       47       1993           Director

Lisa Powell Hunt            40       1987           Director

W. Howard Lester            60       1995           Director

Gary C. Rawlinson           54       1987           Director

William F. Weitzel, PhD     59       1989           Director


     Harold G. Powell, the founder of the Company, has been Chairman of the Board of the Company since its organization in 1987, and was Chief Executive Officer from 1987 to 1992. Prior to 1987, he was chief executive officer and/or chairman of the board of directors of each of the predecessor corporations through which the Company's business was conducted. Mr. Powell opened the first clothing store at the Company's Norman, Oklahoma location in 1948. Mr. Powell is employed pursuant to an employment agreement which expires January 31, 1998.

     Rebecca Powell Casey was appointed Chief Executive Officer of the Company in 1992, and prior to that time had been the President from 1987 to 1988, and Executive Vice President - Merchandise and Product Development from 1989 to 1991. Ms. Casey has been employed by the Company and its predecessors in various managerial positions since 1977. Ms. Casey is employed pursuant to an employment agreement which expires January 31, 1998.

     H. Rainey Powell has been Chief Financial Officer, Treasurer, Secretary and a Director of the Company since 1987. Mr. Powell was elected President and Chief Operating Officer in 1992. Mr. Powell has been employed by the Company and its predecessors in various managerial positions since 1978. Mr. Powell is employed pursuant to an employment agreement which expires January 31, 1998.

     Kenneth C. Row has served as Executive Vice President and a Director of the Company since 1992. Prior to that time and since 1988, Mr. Row was Vice President - Marketing. Mr. Row has been employed by the Company and its predecessors in various managerial positions since 1986.

     Janet F. Firth has served as Vice President - Ladies' Merchandise Manager of the Company since 1987. Prior to that time, Ms. Firth was employed by the Company and its predecessors in various managerial capacities since 1984.

     Jeffrey T. Morrell has served as Vice President - Stores of the Company since 1993. Prior to that time, Mr. Morrell was employed in various managerial capacities since 1990.

     Linda L. Daugherty has served as Vice President and Controller of the Company since 1994. Prior to that time, Ms. Daugherty was employed by the Company and its predecessors in various managerial capacities since 1980.

     James R. Agar is President of Agar, Inc. and Advisory Director of Agar, Ford, Jarmon and Muldrow Insurance Agency.


     Michael T. Casey has served as Chairman of the Board of Grand Prairie State Bank, Texas, a privately held bank, since 1989, and is President of Casey Bancorp, Inc. Prior to and since that time, Mr. Casey has been engaged in investments and banking. He previously served as a Senior Vice President of the Company from 1989 until 1991.

     Robert B. Cullum, Jr. is a partner of Fairway Capital Partners, Ltd and Wayfair Capital Partners, Ltd, both of which are privately held real estate investment partnerships based in Dallas, Texas. Mr. Cullum was involved for 30 years in the supermarket industry with Cullum Co., Inc.


     Lisa Powell Hunt is engaged in investments and was formerly employed by the First Boston Corporation as a registered institutional sales executive from 1980 to 1984.

     W. Howard Lester has been Chairman and Chief Executive Officer of Williams-Sonoma, Inc. since 1978.

     Gary C. Rawlinson is a shareholder-director of the law firm of Crowe & Dunlevy, A Professional Corporation, which firm serves as general counsel to the Company.

     William F. Weitzel, PhD has served as Professor of Business Administration at the University of Oklahoma since 1983 and as a Director of the College of Business Administration's Skills Enhancement Program since 1986. Mr. Weitzel is President of William Weitzel, Inc., a management consulting organization.

                         DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 7,500,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share. As of May 1, 1996, there were 4,965,245 shares of Common Stock outstanding. No shares of Preferred Stock have been issued.

     The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by this reference to the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Capitalization" and "Selling Shareholders."

COMMON STOCK

     Holders of Common Stock are entitled, among other things, to one vote per share on each matter submitted to a vote of shareholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities. At a meeting of shareholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which a different vote is required by express provisions of law or the Company's Certificate of Incorporation or Bylaws. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor, when and if so declared. See "Price Range of Common Stock and Dividend Policy." All outstanding shares are, and the shares issuable pursuant to the offering will be, when issued and paid, fully paid and non-assessable.

PREFERRED STOCK

     No shares of Preferred Stock are outstanding. The Company's Certificate of Incorporation authorizes the Board of Directors to issue Preferred Stock from time to time in one or more series. The Board of Directors, without shareholder approval, is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series. The issuance of Preferred Stock could be used, under certain circumstances, as a method of preventing a takeover of the Company and could permit the Board of Directors, without any action by holders of the Common Stock, to issue Preferred Stock which could adversely affect the rights of holders of the Common Stock, including loss of voting control. The issuance of any series of Preferred Stock and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, the then-existing market conditions and other facts that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock. The Company has no present plans, agreements or understandings to issue any shares of Preferred Stock.

OKLAHOMA LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Certificate of Incorporation provides that, to the fullest extent permitted by the Oklahoma General Corporation Act, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its shareholders. The provision in the Certificate of Incorporation does not eliminate the duty of care and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Oklahoma law. However, such remedies may not be effective in all cases. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, as well as for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Oklahoma law. The provision also does not affect a director's responsibilities under any other law, such as the state or federal securities laws.

     Under the Oklahoma General Corporation Act, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act, except as to any action, suit or proceeding brought by or on behalf of such persons without prior approval of the Board of Directors. The Certificate of Incorporation requires the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred in connection with any proceedings, except for certain proceedings brought by or on behalf of such persons as indicated above, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Company, or is or was serving at the request of the Company as a director or officer of another enterprise, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, in the case of a derivative action, an officer or director will not be entitled to indemnification in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Company, unless and only to the extent that the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnity for expenses.

     In addition, the Company has entered into Indemnity Agreements with each director of the Company which require the Company to indemnify such persons against certain liabilities and expenses incurred by any such persons by reason of their status or service as directors or officers of the Company and which set forth procedures that will apply in the event of a claim for indemnification under such agreements. The Company believes that these agreements enhance its ability to attract and retain highly qualified directors.

     As of the date of this Prospectus, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

TRANSFER AGENT

     Liberty Bank and Trust Company of Oklahoma City, N.A. is the transfer agent and registrar for the Common Stock.

                             SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 1, 1996 by each of the Selling Shareholders. Except as otherwise indicated in the footnotes to this table, the Company believes that each Selling Shareholder has sole voting and investment power with respect to the shares indicated as beneficially owned, subject to applicable community property laws. For a description of related party transactions, see "Business - Merchandise Buying Office and Distribution Center."

                                    SHARES BENEFICIALLY                         SHARES OWNED BENEFICIALLY
                                 OWNED PRIOR TO OFFERING                            AFTER OFFERING(1)
                                 -----------------------                            -----------------
     SELLING SHAREHOLDERS        NUMBER         PERCENT        OFFERED(1)       NUMBER            PERCENT
     --------------------        ------         -------        ----------       ------            -------
Harold G. Powell(2)(6)           513,003        10.3%          92,500           328,003             6.1%

The Security National Bank       638,943        12.9%          92,500           546,443            10.2%
    and Trust Company of
    Norman, as Trustee (3)(6)

Rebecca Powell Casey(4)(6)       750,678        15.0%          45,000           705,678            13.1%

Lisa Powell Hunt(5)(6)           364,813         7.3%          15,000           349,813             6.5%

____________________


(1) Except as otherwise indicated, assumes the Underwriters' over-allotment option is not exercised. See "Under writing." If the Underwriters' over-allotment option is exercised in full, the Selling Shareholders intend to sell additional shares as follows: Harold G. Powell - 22,875 additional shares; and The Security National Bank and Trust Company of Norman, as Trustee ("Security") - 13,875 additional shares. Sale of such additional shares will result in beneficial ownership after the offering as follows:
    Harold G. Powell - 291,253 shares (5.4%); and Security - 532,568 shares (9.9%).

(2) Harold G. Powell is Chairman of the Board of Directors of the Company. The shares indicated as beneficially owned by Mr. Powell include (i) 21,318 shares that Mr. Powell has the right to acquire upon exercise of currently exercisable stock options granted under the Company's 1993 Performance and Equity Incentive Plan and (ii) 273,865 shares held by Security, as Trustee of the Elizabeth M. Powell Trust A, over which Mr. Powell possesses a general power of appointment exercisable at his death. The shares indicated as beneficially owned by Mr. Powell do not include 365,078 shares held by Security, as Trustee of the Elizabeth M. Powell Trust B, over which Mr. Powell may be deemed to have shared voting power.

(3) Consists of 273,865 shares held by Security, as Trustee of the Elizabeth M. Powell Trust A, and 365,078 shares held by Security, as Trustee of the Elizabeth M. Powell Trust B. All of the shares being sold by Security are held by Security in its capacity as Trustee of the Elizabeth M. Powell Trust
    A. The shares held by Security, as Trustee of the Elizabeth M. Powell Trust A, are also included in the shares indicated as beneficially owned by Mr. Powell. See footnote (2) above.


(4) Rebecca Powell Casey is Chief Executive Officer and Vice Chairman of the Board of Directors of the Company. The shares indicated as beneficially owned by Ms. Casey include (i) 23,028 shares that Ms. Powell has the right to acquire upon exercise of currently exercisable stock options granted under the Company's 1993 Performance and Equity Incentive Plan and (ii) 91,068 shares held by Ms. Casey as custodian for the benefit of her minor children. The shares indicated as beneficially owned by Ms. Casey do not include 294,846 shares held by Michael T. Casey, a director of the Company and the spouse of Ms. Casey, as to which shares Ms. Casey disclaims beneficial ownership. Ms. Casey is the daughter of Harold G. Powell.

(5) Lisa Powell Hunt is a director of the Company. The shares indicated as beneficially owned by Ms. Hunt include (i) 4,725 shares that Ms. Hunt has the right to acquire upon exercise of currently exercisable stock options granted under the Company's 1993 Performance and Equity Incentive Plan and
    (ii) 73,411 shares held by Ms. Hunt as custodian for the benefit of her minor children. The shares indicated as beneficially owned by Ms. Hunt do not include 30,356 shares held by the spouse of Ms. Hunt, as to which shares Ms. Hunt disclaims beneficial ownership. Ms. Hunt is the daughter of Harold
    G. Powell.

(6) Pursuant to a Shareholders Agreement, effective August 18, 1987, Harold G. Powell, Rebecca Powell Casey, Lisa Powell Hunt, Security and certain other shareholders have agreed to vote the Common Stock held by them in accordance with the decision of those holding a majority of the shares of Common Stock subject to the Shareholders Agreement. Such group of shareholders may be treated as the beneficial owners of 2,756,478 shares, or approximately 54.7% of the outstanding Common Stock of the Company. Except as otherwise indicated above, the shares indicated as beneficially owned by each Selling Shareholder do not include shares held by other members of the group.

                                 UNDERWRITING


     Under the terms and subject to the conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), Scott & Stringfellow, Inc. (the "Underwriter") has agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to the Underwriter, the number of shares of Common Stock set forth opposite the Underwriter's name below:


                    Underwriter             Number of Shares
                    -----------             ----------------
             Scott & Stringfellow, Inc.
                                                 -------
                                Total            645,000
                                                 =======

     The Underwriting Agreement provides that the obligation of the Underwriter to purchase shares of Common Stock is subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriter is obligated to take and pay for all such shares of Common Stock, if any are taken.

     The Underwriter proposes initially to offer such shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $      per share. The Underwriter may allow, and such dealers may
allow, a concession not in excess of  $      per share to certain other dealers.
After the shares of Common Stock are released for sale to the public, the offering price and such concessions may be changed.

     The Company and the Selling Shareholders have granted to the Underwriter an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 96,750 additional shares of Common Stock at the public offering price, less the underwriting discount. The Underwriter may exercise such option solely for the purpose of covering over-allotments, if any.


     The Company and certain of its shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 120 days after the date hereof, without the prior written consent of Scott & Stringfellow, Inc., with certain limited exceptions.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Crowe & Dunlevy, A Professional Corporation, Tulsa, Oklahoma. Gary C. Rawlinson, a shareholder and director of Crowe & Dunlevy, is a director of the Company and is the beneficial owner of 9,962 shares of Common Stock, including 4,725 shares issuable upon exercise of outstanding options to purchase Common Stock granted to Mr. Rawlinson in connection with his service as a director. Certain legal matters in connection with the offering will be passed upon for the Underwriter by Hunton & Williams, Richmond, Virginia.

                                    EXPERTS


     The consolidated balance sheets of the Company and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the 53-week period ended February 3, 1996 and 52-week periods ended January 28, 1995 and January 29, 1994, have been included and incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report .........................................................................F-3

Consolidated Financial Statements:

     Consolidated Balance Sheets
            February 3, 1996, and January 28, 1995....................................................F-4

     Consolidated Statements of Earnings
            53 Weeks Ended February 3, 1996, 52 Weeks Ended January 28, 1995,
            and January 29, 1994......................................................................F-5

     Consolidated Statements of Stockholders' Equity
            53 Weeks Ended February 3, 1996, 52 Weeks Ended January 28, 1995,
            and January 29, 1994......................................................................F-7

     Consolidated Statements of Cash Flows
            53 Weeks Ended February 3, 1996, 52 Weeks Ended January 28, 1995,
            and January 29, 1994......................................................................F-8

Notes to Consolidated Financial Statements............................................................F-9


Interim Consolidated Financial Statements:

     Consolidated Balance Sheets
            May 4, 1996 (unaudited) and February 3, 1996.............................................F-18

     Consolidated Statements of Earnings
            Thirteen Weeks Ended May 4, 1996 (unaudited) and
            April 29, 1995 (unaudited)...............................................................F-20

     Consolidated Statements of Stockholders' Equity
            Thirteen Weeks Ended May 4, 1996 (unaudited) and
            April 29, 1995 (unaudited)...............................................................F-21

     Consolidated Statements of Cash Flows
            Thirteen Weeks Ended May 4, 1996 (unaudited) and
            April 29, 1995 (unaudited)...............................................................F-22

Notes to Interim Consolidated Financial Statements (unaudited).......................................F-23

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Harold's Stores, Inc.:


     We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. and subsidiaries (the Company) as of February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the 53 week period ended February 3, 1996, and the 52 week periods ended January 28, 1995 and January 29, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of February 3, 1996, and January 28, 1995, and the results of their operations and their cash flows for the 53 week period ended February 3, 1996, and the 52 week periods ended January 28, 1995, and January 29, 1994, in conformity with generally accepted accounting principles.


                                                           KPMG PEAT MARWICK LLP


Oklahoma City, Oklahoma
March 29, 1996

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                    ASSETS
                                (In Thousands)

                                                          February 3, 1996         January 28, 1995
                                                          ----------------         ----------------
Current assets:


Cash and cash equivalents                                          $     2                      109
Trade accounts receivable, less allowance
  for doubtful accounts of $200 and $175, respectively               4,687                    4,238
Other accounts receivable                                              568                      671
Merchandise inventories                                             21,647                   17,847
Prepaid expenses                                                     1,759                      646
Deferred income taxes                                                  710                      622
                                                                   -------                   ------

  Total current assets                                              29,373                   24,133
                                                                   -------                   ------

Property and equipment, at cost                                     18,999                   15,186
Less accumulated depreciation and amortization                      (6,097)                  (4,955)
                                                                   -------                   ------

  Net property and equipment                                        12,902                   10,231
                                                                   -------                   ------

Other assets                                                           334                      297
                                                                   -------                   ------

  Total assets                                                     $42,609                   34,661
                                                                   =======                   ======



         See accompanying notes to consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     LIABILITIES AND STOCKHOLDERS' EQUITY
                       (In Thousands Except Share Data)

                                                              February 3, 1996            January 28, 1995
                                                              ----------------            ----------------
Current liabilities:


  Current maturities of long-term debt                                 $    75                       4,977
  Accounts payable                                                       4,396                       4,154
  Redeemable gift certificates                                             672                         509
  Accrued bonuses and payroll expenses                                   1,624                       1,129
  Accrued rent expense                                                     241                         257
  Income taxes payable                                                     536                         583
                                                                       -------                      ------

     Total current liabilities                                           7,544                      11,609
                                                                       -------                      ------

Long-term debt, net of current maturities                                9,540                         594
Deferred income taxes                                                      226                         198

Commitments and contingent liabilities (notes 8, 9 and 11)

Stockholders' equity:

  Preferred stock of $.01 par value
  Authorized 1,000,000 shares; none issued                                   -                           -
  Common stock of $.01 par value
  Authorized 7,500,000 shares; issued and
  outstanding 4,958,181 in 1996, 4,698,174 in 1995                          50                          47
  Additional paid-in capital                                            20,572                      17,491
  Retained earnings                                                      4,677                       4,722
                                                                       -------                      ------
      Total stockholders' equity
                                                                        25,299                      22,260
Total liabilities and stockholders' equity                             -------                      ------

                                                                       $42,609                      34,661
                                                                       =======                      ======



         See accompanying notes to consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                       (In Thousands Except Share Data)

                                                    53 Weeks Ended        52 Weeks Ended        52 Weeks Ended
                                                   February 3, 1996      January 28, 1995      January 29, 1994
                                                   ----------------      ----------------      ----------------
Sales                                                    $   94,264                75,795                60,940

Costs and expenses:
  Costs of goods sold (including occupancy
  and central buying expenses, exclusive of
   items shown separately below)                             59,831                49,388                40,591

   Selling, general and administrative expenses              19,344                14,972                12,072

   Advertising expense                                        7,807                 5,912                 3,968

   Depreciation and amortization                              2,185                 1,710                 1,409

   Interest expense                                             452                   274                   117
                                                         ----------             ---------             ---------
                                                             89,619                72,256                58,157
                                                         ----------             ---------             ---------

   Earnings before income taxes                               4,645                 3,539                 2,783

Provision for income taxes                                    1,858                 1,451                 1,171
                                                         ----------             ---------             ---------

   Net earnings                                          $    2,787                 2,088                 1,612
                                                         ==========             =========             =========

Earnings per common share                                $      .56                   .42                   .35
Weighted average number of common shares                 ==========             =========             =========
  outstanding
                                                          5,000,033             4,923,951             4,598,846
                                                         ==========             =========             =========



         See accompanying notes to consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (Dollars in Thousands)

                                                 53 Weeks Ended            52 Weeks Ended            52 Weeks Ended
                                                February 3, 1996          January 28, 1995          January 29, 1994
                                                -----------------         ----------------          ----------------
Common stock:

  Balance, beginning of year                             $    47                        43                        33

Stock dividend (5 percent) in 1996 of
235,868 shares, and (10 percent), 426,970
shares in 1995, and 386, 549 shares in 1994                    3                         4                         4

Stock bonuses, 1,301 shares in 1996, 645
shares in 1995, and 1,315 shares in 1994                       -                         -                         1

Employee Stock Purchase Plan 22,838
shares in 1996, and 17,712 shares in 1995                      -                         -                         -

Sale of 516,000 shares                                         -                         -                         5
                                                         -------                    ------                    ------

  Balance, end of year                                   $    50                        47                        43
                                                         =======                    ======                    ======
Additional paid-in capital:

  Balance, beginning of year                             $17,491                    13,047                     6,945

Stock dividend (5 percent) in 1996 and (10
percent) in 1995 and 1994                                  2,827                     4,265                     3,090

Stock bonuses                                                 13                         6                         8

Sale of 516,000 shares, net of issuance cost
of $474,000                                                    -                         -                     3,004

Employee stock purchase plan                                 241                       173                         -
                                                         -------                    ------                    ------

  Balance, end of year                                   $20,572                    17,491                    13,047
                                                         =======                    ======                    ======

Retained earnings:

  Balance, beginning of year                             $ 4,722                     6,906                     8,388

Net earnings                                               2,787                     2,088                     1,612

Stock dividend (5 percent) in 1996 and (10
percent) in 1995 and 1994                                 (2,832)                   (4,272       )            (3,094)
                                                         -------                    ------                    ------

Balance, end of year                                     $ 4,677                     4,722                     6,906
                                                         =======                    ======                    ======


         See accompanying notes to consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)

                                                     53 Weeks Ended           52 Weeks Ended           52 Weeks Ended
                                                     February 3, 1996         January 28, 1995         January 29, 1994
                                                     ------------------       -----------------        ----------------
Cash flows from operating activities:
Net earnings                                                 $  2,787                 $  2,088                    1,612
Adjustments to reconcile net earnings to net cash
 provided by (used in) operating activities:
 Depreciation and amortization                                  2,185                    1,710                    1,409
 Loss (gain) on sale of assets                                      1                       (4)                      (6)
 Shares issued under employee incentive plans                     255                      179                        9
Changes in assets and liabilities:
 Increase in trade and other accounts receivable                 (346)                    (419)                    (999)
 Increase in merchandise inventories                           (3,800)                  (5,200)                  (1,891)
 Increase in income taxes receivable                                -                        9                       37
 Deferred income taxes (benefits)                                 (60)                     (95)                      29
 Decrease (increase) in other assets                              (37)                       2                     (222)
 Increase in prepaid expenses                                  (1,113)                    (266)                     (35)
 Increase (decrease) in accounts payable                          242                    1,326                     (393)
 Increase (decrease) in income taxes payable                      (47)                     583                        -
 Increase (decrease) in accrued expenses                          642                      656                      (59)
                                                              --------                 --------                  -------
Net cash provided by (used in) operating                          709                      569                     (509)
activities                                                    --------                 --------                  -------

Cash flows from investing activities:
 Acquisition of property and equipment                         (5,159)                  (3,994)                  (2,909)
 Proceeds from disposal of property and
  equipment                                                       302                       42                      105
                                                              --------                 --------                  -------
Net cash used in investing activities                          (4,857)                  (3,952)                  (2,804)
                                                              --------                 --------                 --------

Cash flows from financing activities:
 Advances on debt                                              32,652                   26,357                   18,325
 Payments of debt                                             (28,608)                 (23,005)                 (18,065)
 Proceeds of common stock offering                                  -                        -                    3,009
 Payments of fractional shares issued with stock
   dividend                                                        (3)                      (3)                       -
                                                              --------                 --------                  -------
Net cash provided by financing activities                       4,041                    3,349                    3,269
                                                              --------                 --------                  -------

Net decrease in cash and cash equivalents                        (107)                     (34)                     (44)
Cash and cash equivalents at beginning of year                    109                      143                      187
                                                              --------                 --------                  -------
Cash and cash equivalents at end of year                      $     2                      109                      143
                                                              ========                 ========                  =======

Supplemental disclosure of cash flow
information:
Cash paid during the year for:                                $ 1,965                      954                    1,025
                                                              ========                 ========                  =======
 Income taxes                                                 $   452                      291                      139
                                                              ========                 ========                  =======
 Interest

         See accompanying notes to consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FEBRUARY 3, 1996, JANUARY 28, 1995, AND JANUARY 29, 1994

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Entity
- ----------------

     Harold's Stores, Inc., an Oklahoma corporation (the "Company"), operates a chain of "updated traditional", classic styled ladies' and men's specialty apparel stores. The Company offers its merchandise in 29 stores primarily across the South and Southwest, with 10 stores located in Texas, and through its mail order catalog. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer. In addition, the in-house advertising and catalog production capabilities create opportunities for vertical integration.

Basis of Presentation
- ---------------------

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Definition of Fiscal Year
- -------------------------

     The Company has a 52-53 week fiscal year which ends on the Saturday closest to January 31. Fiscal years 1996, 1995 and 1994 ended February 3, 1996, January 28, 1995, and January 29, 1994, respectively.

Accounts Receivable and Finance Charges
- ---------------------------------------

     Trade accounts receivable primarily represent the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when billed to the customers. Minimum monthly payments are required generally equal to ten percent of the out standing balance. The average liquidation rate at February 3, 1996, was approximately 4 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $705,000, $578,000, and $480,000, in fiscal 1996, fiscal 1995, and fiscal 1994, respectively.

Merchandise Inventories
- -----------------------

     Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Inventories of raw materials are valued at the lower of cost or market, and approximate $5,600,000 and $3,600,000 in fiscal 1996, and fiscal 1995, respectively.

Depreciation, Amortization, and Maintenance and Repairs
- -------------------------------------------------------

     Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

        Buildings                                           30 years
        Leasehold improvements                            5-10 years
        Furniture and equipment                            4-7 years

     Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized.


Preopening Expenses and Catalog Costs
- -------------------------------------

     Costs associated with the opening of new stores are expensed during the first full month of operations. The costs are carried as prepaid expenses prior to the store opening. Such costs included approximately $535,000 at February 3, 1996, and $67,000 at January 28, 1995.

     The Company expenses all non-direct advertising as incurred and defers the direct costs of producing its mail order catalogs. These costs are amortized over the estimated sales period of the catalogs, generally three to four months. At February 3, 1996 and January 28, 1995 approximately $257,000 and $220,000 of deferred catalog costs are included in other assets, respectively. The Company incurred approximately $7,807,000, $5,912,000, and $3,968,000 in adver tising expenses of which approximately $4,818,000, $3,678,000, and $2,157,000 were related to the mail order catalogs during fiscal years 1996, 1995 and 1994, respectively.

Income Taxes
- ------------

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Earnings Per Common Share
- -----------------------------

     Net earnings per common share are based upon the weighted average number of common shares outstanding during the periods restated for the five percent stock dividend in fiscal 1996, and the ten percent stock dividends in fiscal 1995, and fiscal 1994 and includes common stock equivalents of 53,181 in fiscal 1996.

Use of Estimates
- ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
- -----------------

     Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

2.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The recorded amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. The Company's debt is at a variable interest rate; therefore, book value approximates fair value.

3.   PROPERTY AND EQUIPMENT

     Property and equipment at February 3, 1996 and January 28, 1995 consisted of the following (in thousands):

                                                              1996              1995
                                                              ----              ----
Land                                                      $     665               590
Buildings                                                     2,796             1,987
Leasehold improvements                                        4,934             4,310
Furniture and equipment                                      10,604             8,299
                                                          ---------            ------
                                                          $  18,999            15,186
                                                          =========            ======

4.   NOTE PAYABLE AND LONG-TERM DEBT

Borrowings under short-term agreements were as follows (in thousands):

                                                              1996              1995             1994
                                                              ----              ----             ----
Balance at end of fiscal year                                $    -            4,902            1,475
Weighted average interest rate at end of fiscal year              -             8.5%             6.0%
Maximum balance outstanding during the year                  $7,558            5,298            2,950
Average balance outstanding during the year                  $5,552            2,961            1,051
Weighted average interest rate during the year                 8.6%             7.4%             6.1%

Average outstanding balances in the above table are based on the number of days outstanding. Weighted average interest rates are the result of dividing the related interest expense by average borrowings outstanding.

Long-term debt at February 3, 1996, and January 28, 1995 consisted of the following (in thousands):

                                                                                 1996              1995
                                                                                 ----              ----
Borrowings under line of credit, bearing interest at a variable rate
(7.8% at February 3, 1996) payable monthly, principal due June
30, 1997.                                                                       $9,021                -

Note payable to bank, secured by building and land with net book value of $335 at February 3, 1996, bearing interest at a variable rate (8.0% at February 3, 1996), due in monthly installments of principal of $6 plus accrued interest, with final payment due
September 2002.                                                                    594              669
                                                                                ------           ------
Total long-term debt                                                             9,615              669

   Less current maturities of long-term debt                                        75               75
                                                                                ------           ------
Long-term debt, net of current maturities                                       $9,540              594
                                                                                ======           ======

The annual maturities of the above long-term debt as of February 3, 1996 are as follows (in thousands):

                      Fiscal year ending
                      1997                                   $   75
                      1998                                    9,096
                      1999                                       75
                      2000                                       75
                      2001                                       75
                      2002 and subsequent                       219
                                                             ------

                      Total                                  $9,615
                                                             ======

     During fiscal 1995, the Company's line of credit was classified as short-term. On August 22, 1995, the line of credit available was renewed with a two-year maturity and increased to a $12,000,000 credit facility. Subsequent to February 3, 1996, the Company increased the above line of credit to $15,000,000. Additionally, a $3,000,000 line of credit was obtained from a separate banking institution for the purpose of issuing letters of credit.

5.   INCOME TAXES

     Income tax expense (benefit) for the years ended February 3, 1996, January 28, 1995, and January 29, 1994, consisted of the following (in thousands):

                                             1996              1995           1994
                                             -----             ----          ------
Current:
  Federal                                   $1,569            1,265            925
  State                                        349              281            217
                                            ------            -----          -----
                                             1,918            1,546          1,142
Deferred:                                   ------            -----          -----
  Federal
  State                                        (50)             (79)            23
                                               (10)             (16)             6
                                            -------           ------         -----
                                               (60)             (95)            29
                                            -------           ------         -----

Total                                       $1,858            1,451          1,171
                                            ======            =====          =====

Income tax expense differs from the normal tax rate as follows:

                                              1996             1995           1994
                                              ----             ----           ----
Statutory tax rate                            34%              34%            34%
Increase in income taxes caused by:
  State income taxes                            6                6              6
  Other, net                                    -                1              2
                                            ------            -----          -----

Effective tax rate                            40%              41%            42%
                                            ======            =====          =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 3, 1996 and January 28, 1995 are presented below (in thousands):

                                                1996            1995
                                                ----            ----
Deferred tax assets - current:

Allowance for doubtful accounts                $  85              74
Merchandise inventories                          534             528
Deferred compensation                             91              20
                                               -----            ----
Deferred tax liability - noncurrent:
                                               $ 710             622
Property and equipment                         =====            ====

                                               $ 226             198
                                               =====            ====

     The net deferred tax asset relates solely to future deductible temporary differences and there is no valuation allowance. Management believes that it is more likely than not that the Company will fully realize the gross deferred tax assets; however, there can be no assurances that the Company will generate the necessary adjusted taxable income in any future periods.

6.   STOCKHOLDERS' EQUITY AND STOCK OPTIONS

     The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. No preferred shares were issued and outstanding at either February 3, 1996, or January 28, 1995.

     The Company has reserved 1,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan which was adopted in April 1993 and amended June 1995. The plan has a term of ten years. The Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. The following table summarizes the stock option activity for the periods indicated:

                                                                                    Range of
                                                             Shares             Exercise Prices
                                                            --------            ---------------
               Options outstanding, fiscal 1993              33,033                       $6.30

               Granted                                            -                           -
               Exercised                                          -                           -
               Terminated                                    (3,809)                       6.30
               Options outstanding, fiscal 1994              29,224                        6.30

               Granted                                      303,074                   8.42-9.29
               Exercised                                          -
               Terminated                                   (21,484)                  6.30-9.29
               Options outstanding, fiscal 1995             310,814                   6.30-9.29

               Granted                                       33,075                       10.48
               Exercised                                       (304)                      10.48
               Terminated                                   (12,309)                  6.30-9.29
               Options outstanding, fiscal 1996             331,276                  6.30-10.48

               Options exercisable, fiscal 1996             141,736                  6.30-10.48

     The number of shares and exercise prices have been restated to reflect the five percent stock dividend in fiscal 1996, and the ten percent stock dividends in fiscal 1995, fiscal 1994, and fiscal 1993.

     Additionally, as of February 3, 1996, restricted stock awards for up to $32,700 in market value of common stock were outstanding under the plan. These awards may be exercised over the remaining four-year vesting period in equal annual installments at the fair market value of common stock on such installment vesting date. After giving effect to the outstanding and exercised awards, and based upon the price of common stock on February 3, 1996, the Company may award 666,027 shares or options under the plan.

7.   RETIREMENT AND BENEFIT PLANS

     The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to 15 percent of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended February 3, 1996, January 28, 1995, and January 29, 1994, the Company contributed approximately $81,000, $43,000, and $24,000, respectively, to the 401(k) plan.

     The Company has reserved 200,000 shares of common stock for employees under its stock purchase plan which covers all employees who meet minimum age and service requirements. The Company's Board of Directors will determine from time to time the amount of any matching contribution as well as the percentage of participants' compensation that it will match as purchase contributions. The purchase price of shares covered under the plan is fair market value as of the date of purchase in the case of newly issued shares and the actual price paid in the case of open market purchases. The plan was implemented in January 1994 and there was no matching contribution in fiscal year 1994. For the years ended February 3, 1996, and January 28, 1995 the Company's matching contributions were approximately $48,000 and $35,000, and approximately 23,000 and 18,000 shares were issued, respectively.

8.   RELATED PARTY TRANSACTIONS

     Rent on the Norman, Oklahoma store and certain related facilities is paid to parties related to the Company's Chairman. The store lease terms in 1996, 1995, and 1994 provided for payment of percentage rent equal to four percent of sales plus certain ancillary costs. During the years ended February 3, 1996, January 28, 1995, and January 29, 1994, the total of such rent for the store and certain related facilities was approximately $140,000, $133,000, and $136,000, respectively.

     The Company leases certain office space and a distribution center facility from a limited partnership whose partners are stockholders and directors of the Company. The term of the office space lease is sixteen years commencing April 1, 1996, with annual rent payments of $158,000 plus insurance, utilities, and property taxes until April, 2000, at which time the rent will be $180,000 plus insurance, utilities and property taxes, increasing $2,500 per year until expiration of the lease. The term of the distribution center lease is ten (10) years commencing December 1, 1992. Rent payments are approximately $64,000 per year payable in monthly installments plus utilities, insurance, and property taxes.

     The Company has an option to purchase the distribution center for a purchase price equal to the greater of the adjusted cost basis of the lessor at the time of closing or 90% of appraised value, exercisable through the fifth year of the lease. At the end of the third lease year on November 30, 1995, the lessor's adjusted cost of the distribution center was approximately $798,000.

     See note 11 for information concerning the employment contracts with the Company's Chairman of the Board, Chief Executive Officer and President.

9.   FACILITY LEASES

     The Company conducts substantially all of its retail operations from leased store premises under leases that will expire within the next ten years. Several of such leases contain renewal options exercisable at the option of the Company. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

     Minimum rental commitments for store and distribution premises and office space (excluding renewal options) under noncancelable operating leases having a term of more than one year as of February 3, 1996, were as follows (in thousands):

               Fiscal year ending:
               1997                               $ 2,827
               1998                                 2,851
               1999                                 2,523
               2000                                 2,491
               2001                                 2,314
               2002 and subsequent                  9,815
                                                  -------
                   Total                          $22,821
                                                  =======

Total rental expense for the years ended February 3, 1996, January 28, 1995, and January 29, 1994, was as follows (in thousands):

                                1996        1995         1994
                               ------       -----        -----
Base rent                      $2,222       1,791        1,461
Additional amounts computed
  as percentage of sales        1,112         922          666
                               ------       -----        -----

  Total                        $3,334       2,713        2,127
                               ======       =====        =====

10.  BUSINESS CONCENTRATIONS

     During fiscal 1996 and fiscal 1995, more than 90% and 80%, respectively, of the ladies' apparel sales were attributable to the Company's product development and private label programs. The breakdown of total sales between ladies' and men's apparel was approximately 80% and 20% for fiscal 1996, and 78% and 22% for fiscal 1995, respectively.

     The product development programs result in a substantial portion of the Company's purchases of raw materials being concentrated among a small group of vendors, of which some are located outside of the United States. CMT Enterprises, Inc. acts as the Company's agent in the purchase of the raw materials, including fabrics, linings, buttons, etc., and supervises the manufacturing process of the Company's merchandise with manufacturing contractors. In the event of the termination of the CMT relationship or other of the Company's vendors, management believes that in most instances more than one new vendor would be required to replace the loss of a principal vendor. Although management believes that replacement vendors could be located, if any buying relationship is terminated and until replacement vendors are located, the operating results of the Company could be materially adversely affected.

     The Company's sales are directly impacted by regional and local economics and consumer confidence. The amount of disposable income available to consumers, as well as their perception of the current and future direction of the economy, impact their level of purchases. The consumer demand for the Company's apparel fluctuates according to changes in customer preferences dictated by fashion and season. In addition, the Company's sales are subject to seasonal influences, with the major portion of sales being realized during the fall season, which includes the back-to-school and the holiday selling seasons. Such fluctuations could affect sales and the valuation of inventory, since the merchandise is placed in the production process, or ordered, well in advance of the season and sometimes before fashion trends are evidenced by consumer purchases.

11.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At February 3, 1996, the Company had outstanding, pursuant to such facility, approximately $225,000 in letters of credit to secure orders of merchandise from various domestic and international vendors. Subsequent to year-end the Company renegotiated the line of credit as discussed in Note 4.

     The Company currently has an employment agreement with the Chairman of the Board which continues until January 31, 1998. Pursuant to this agreement, dated January 31, 1993, he is paid an annual salary of $180,000 plus an annual performance bonus and deferred annual compensation of $25,000. Subject to certain terms, at the end of the agreement, the Chairman's employment will be converted to that of a part-time consultant for a period of ten years at an annual salary of $50,000.

     The Company also has employment agreements with the Chief Executive Officer and the President which terminate on January 31, 1998. The Chief Executive Officer's agreement, dated January 31, 1993, and amended

January 31, 1995, provides for annual compensation of $220,000 plus an annual performance bonus. The President's agreement, dated January 31, 1993 and amended January 31, 1995, provides for annual compensation of $160,000 plus an annual performance bonus. Neither of these contracts provides for deferred compensation or part-time consultant positions after the termination dates of such contracts.

     The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

12.  QUARTERLY FINANCIAL DATA (Unaudited - in thousands, except per share data)

Summarized quarterly financial results are as follows:

                                         First       Second     Third         Fourth
                                         -----       ------     -----         ------
53 Weeks Ended February 3, 1996
- -------------------------------
Sales                                   $21,316      19,069     25,415        28,464
Gross profit on sales                     7,448       7,251      9,245        10,489
Net earnings                                486         508        796           997
Net earnings per common share               .10         .10        .16           .20

52 Weeks Ended January 28, 1995
- -------------------------------
Sales                                   $16,753      15,415     21,031        22,596
Gross profit on sales                     5,656       5,403      7,494         7,854
Net earnings                                222         449        632           785
Net earnings per common share               .04         .09        .13           .16

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                    ASSETS
                                (In Thousands)

                                                  May 4, 1996         February 3, 1996
                                                  ------------        -----------------
                                                  (unaudited)
Current assets:
    Cash                                              $   249                        2
    Trade accounts receivable, less allowance
      for doubtful accounts of $200                     5,170                    4,687
    Other accounts receivable                             534                      568
    Merchandise inventories                            20,631                   21,647
    Prepaid expenses                                    2,162                    1,759
    Deferred income taxes                                 710                      710
                                                      -------                   ------

    Total current assets                               29,456                   29,373
                                                      -------                   ------

Property and equipment, at cost                        20,061                   18,999
Less accumulated depreciation and amortization         (6,684)                  (6,097)
                                                      -------                   ------

    Net property and equipment                         13,377                   12,902
                                                      -------                   ------

Other assets                                              103                      334
                                                      -------                   ------

    Total assets                                      $42,936                   42,609
                                                      =======                   ======



     See accompanying notes to interim consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     LIABILITIES AND STOCKHOLDERS' EQUITY
                       (In Thousands Except Share Data)

                                                               May 4, 1996          February 3, 1996
                                                               ------------         ----------------
                                                               (unaudited)
Current liabilities:

  Current maturities of long-term debt                             $    75                        75
  Accounts payable                                                   4,175                     4,396
  Redeemable gift certificates                                         488                       672
  Accrued bonuses and payroll expenses                               1,728                     1,624
  Accrued rent expense                                                 180                       241
  Income taxes payable                                                 640                       536
                                                                   -------                    ------

    Total current liabilities                                        7,286                     7,544
                                                                   -------                    ------

Long-term debt, net of current maturities                            9,418                     9,540
Deferred income taxes                                                  226                       226


Stockholders' equity:

  Preferred stock of $.01 par value
   Authorized 1,000,000 shares; none issued                              -                         -
  Common stock of $.01 par value
   Authorized 7,500,000 shares; issued and
     outstanding 4,965,245 in May, 4,958,181 in February                50                        50
  Additional paid-in capital                                        20,673                    20,572
  Retained earnings                                                  5,283                     4,677
                                                                   -------                    ------

    Total stockholders' equity                                      26,006                    25,299
                                                                   -------                    ------

Total liabilities and stockholders' equity                         $42,936                    42,609
                                                                   =======                    ======



     See accompanying notes to interim consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS
                       (In Thousands Except Share Data)

                                                          13 Weeks Ended      13 Weeks Ended
                                                           May 4, 1996        April 29, 1995
                                                          --------------      --------------
                                                                      (Unaudited)
Sales                                                            $24,522              21,316

Costs and expenses:
  Costs of goods sold (including occupancy and
   central buying expenses, exclusive of items shown
   separately below)                                              15,891              13,868

  Selling, general and administrative expenses                     4,854               4,298

  Advertising                                                      1,976               1,667

  Depreciation and amortization                                      665                 512

  Interest expense                                                   126                 160
                                                                  ------              ------

                                                                  23,512              20,505
                                                                  ------              ------

  Earnings before income taxes                                     1,010                 811

Provision for income taxes                                           404                 325
                                                                  ------              ------

  Net earnings                                                   $   606                 486
                                                                 =======              ======

Net earnings per common share                                    $  .12                 .10
                                                                 =======             ======
Weighted average number of common shares
  outstanding                                                  5,097,483           4,984,616
                                                              ==========           =========



     See accompanying notes to interim consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (Dollars in Thousands)

                                             13 Weeks Ended         13 Weeks Ended
                                               May 4, 1996          April 29, 1995
                                               -----------          --------------
                                                         (Unaudited)
Common stock:
  Balance, beginning and end of period           $    50                   $    47
                                                 =======                   =======

Additional paid-in capital:

  Balance, beginning of period                   $20,572                    17,491

  Employee Stock Purchase Plan                       101                        73
                                                 -------                   -------
  Balance, end of period
                                                 $20,673                    17,564
                                                 =======                   =======
Retained earnings:

  Balance, beginning of period                   $ 4,677                     4,722

  Net earnings                                       606                       486
                                                 -------                   -------
  Balance, end of period                         $ 5,283                     5,208
                                                 =======                   =======


     See accompanying notes to interim consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)


                                                      13 Weeks Ended   13 Weeks Ended
                                                        May 4, 1996    April 29, 1995
                                                        ------------   --------------
                                                                 (Unaudited)
Cash flows from operating activities:
Net earnings                                                 $   606              486
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                                  665              512
  Loss (gain) on sale of assets                                   (1)               -
  Shares issued under employee incentive plans                   101               73
Changes in assets and liabilities:
  Increase in trade and other accounts receivable               (449)            (916)
  Decrease (increase) in merchandise inventories               1,016            1,260
  Decrease (increase) in other assets                            231              (99)
  Increase in prepaid expenses                                  (403)            (199)
  Increase (decrease) in accounts payable                       (221)             (80)
  Increase (decrease) in income taxes payable                    104             (238)
  Increase (decrease) in accrued expenses                       (141)             118
                                                             --------          -------
Net cash provided by operating activities
                                                               1,508              917
Cash flows from investing activities:                        --------          -------
  Acquisition of property and equipment
  Proceeds from disposal of property and equipment
                                                              (1,224)          (1,135)
Net cash used in investing activities                             85              (70)
                                                             --------          -------
Cash flows from financing activities:
  Advances on note payable                                    (1,139)          (1,205)
  Payments of note payable                                   --------          -------
  Payments of long-term debt

Net cash provided by (used in) financing activities            6,537            5,790
                                                              (6,640)          (5,032)
Net increase in cash                                             (19)             (19)
Cash at beginning of year                                    --------          -------

Cash at end of period                                           (122)             739
                                                             --------          -------

                                                                 247              451
                                                                   2              109
                                                             --------          -------
                                                             $   249              560
                                                             ========          =======

     See accompanying notes to interim consolidated financial statements.

                    HAROLD'S STORES, INC. AND SUBSIDIARIES
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                        MAY 4, 1996 AND APRIL 29, 1995
                                  (Unaudited)

1.   Unaudited Interim Periods
     -------------------------

     In the opinion of the Company's management, all adjustments (all of which are normal and recurring) have been made which are necessary to fairly state the financial position of the Company as of May 4, 1996 and the results of its operations and cash flows for the thirteen-week periods ended May 4, 1996 and April 29, 1995. The results of operations for the thirteen weeks ended May 4, 1996 and April 29, 1995 are not necessarily indicative of the results of operations that may be achieved for the entire fiscal year.

2.   Definition of Fiscal Year
     -------------------------

     The Company has a 52-53 week fiscal year which ends on the Saturday closest to January 31. The period from February 4, 1996 through February 1, 1997, has been designated as fiscal 1997.

3.   Reclassifications
     -----------------

     Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

4.   Net Earnings Per Common Share
     -----------------------------

     Net earnings per common share are based upon the weighted average number of common shares outstanding during the period restated for the five percent stock dividend in fiscal 1996 and includes common stock equivalents of 136,643 and 47,135 in fiscal 1997 and fiscal 1996, respectively.

================================================================================

  No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or the Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities under any circumstances in which such offer or solicitation would be unlawful.


                              ___________________



                               TABLE OF CONTENTS


                                                    PAGE
                                                    ----
Available Information................................  2
Incorporation of Certain
   Documents by Reference............................  2
Prospectus Summary...................................  3
Risk Factors.........................................  6
Use of Proceeds......................................  8
Price Range of Common Stock
   and Dividend Policy...............................  8
Capitalization.......................................  9
Selected Consolidated Financial Data................. 10
Management's Discussion and Analysis of
   Financial Condition and Results of Operations..... 11
Business............................................. 16
Management and Directors............................. 24
Description of Capital Stock......................... 26
Selling Shareholders................................. 28
Underwriting......................................... 29
Legal Matters........................................ 30
Experts.............................................. 30
Index to Consolidated Financial Statements...........F-1

========================================================

================================================================================



                                645,000 SHARES


                                    [LOGO]



                                 COMMON STOCK



                         _____________________________

                                  PROSPECTUS
                         _____________________________



                          SCOTT & STRINGFELLOW, INC.



                                    , 1996



================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an itemization of the estimated costs, other than underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the securities registered hereby.


                                                      SELLING
                                        COMPANY    SHAREHOLDERS     TOTAL
                                       --------    ------------    --------
Securities Registration Fee            $  2,518       $1,570       $  4,088
NASD Filing Fee                           1,568          -            1,568
American Stock Exchange Listing Fee       9,200          -            9,200
Blue Sky Fees                             2,500          -            2,500
Printing Expenses                        18,000          -           18,000
Legal Fees and Expenses                  60,000          -           60,000
Accounting Fees and Expenses             10,000          -           10,000
Transfer Agent and Registrar Fees         1,000          -            1,000
Miscellaneous                             4,049          -            3,644
                                       --------       ------       --------
    Total                              $108,835       $1,570       $110,000
                                       ========       ======       ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation provides that, to the fullest extent permitted by the Oklahoma General Corporation Act, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its shareholders. The provision in the Certificate of Incorporation does not eliminate the duty of care and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Oklahoma law. However, such remedies may not be effective in all cases. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, as well as for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Oklahoma law. The provision also does not affect a director's responsibilities under any other law, such as the state or federal securities laws.

     Under the Oklahoma General Corporation Act, the Registrant has broad powers to indemnity its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the Oklahoma General Corporation Act, except as to any action, suit or proceeding brought by or on behalf of such persons without prior approval of the Board of Directors. The Certificate of Incorporation requires the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding, except for certain proceedings brought by or on behalf of such persons as indicated above, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another enterprise, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, in the case of a derivative action, an officer or director will not be entitled to indemnification in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Registrant, unless and only to the extent that the court in which the action was brought determines that such person is fairly and reasonable entitled to indemnity for expenses.

     The Registrant has entered into Indemnity Agreements with each director of the Registrant which require the Registrant to indemnify such persons against certain liabilities and expenses incurred by any such persons by reason of their status or service as directors or officers of the Registrant and which set forth procedures that will apply in the event of a claim for indemnification under such agreements. The form of such Indemnity Agreement is contained as an exhibit to the registration statement.

     As of the date of this registration statement, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The Underwriting Agreement filed as an exhibit to this registration statement provides for indemnification by the Underwriter of the Registrant and its officers, directors and controlling persons, and by the Registrant of the Underwriter for certain liabilities arising under the Securities Act or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant understands that the Securities and Exchange Commission is of the opinion that such indemnification may contravene public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.       EXHIBITS

     See Index to Exhibits immediately following the Signature Page.

ITEM 17.       UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1)   For purposes of determining any liability under the Securities
Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norman, State of Oklahoma, on June 7, 1996.

                                   HAROLD'S STORES, INC.


                                   By: /s/ H. Rainey Powell
                                      ---------------------------------
                                            H. Rainey Powell, President,
                                            Chief Financial Officer, Treasurer
                                            and Secretary

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.




     SIGNATURE                          TITLE                         DATE
     ---------                          -----                         ----
Harold G. Powell *        Chairman of the Board of Directors      June 7, 1996
- ----------------
Harold G. Powell

Rebecca P. Casey *        Chief Executive Officers and            June 7, 1996
- ----------------          Director (principal executive
Rebecca P. Casey          officer)

/s/ H. Rainey Powell      President, Chief Financial Officer,     June 7, 1996
- --------------------      Treasurer, Secretary and Director
H. Rainey Powell          (principal financial officer)

Linda L. Daugherty *      Vice President and Controller           June 7, 1996
- ------------------        (principal accounting officer)
Linda L. Daugherty

James R. Agar*            Director                                June 7, 1996
- -------------
James R. Agar

Michael T. Casey *        Director                                June 7, 1996
- ----------------
Michael T. Casey

Robert B. Cullum, Jr.*    Director                                June 7, 1996
- ---------------------
Robert B. Cullum, Jr.

Lisa Powell Hunt*         Director                                June 7, 1996
- ----------------
Lisa Powell Hunt

W. Howard Lester*         Director                                June 7, 1996
- ----------------
W. Howard Lester

Gary C. Rawlinson*        Director                                June 7, 1996
- -----------------
Gary C. Rawlinson

Kenneth C. Row*           Director                                June 7, 1996
- --------------
Kenneth C. Row

*  By /s/ H. Rainey Powell
      --------------------
          H. Rainey Powell
          Attorney-in-fact

                             HAROLD'S STORES, INC.
                        FORM S-2 REGISTRATION STATEMENT

                               INDEX TO EXHIBITS

NO.                                   DESCRIPTION
- ---                                   -----------

1.1 Form of Underwriting Agreement between Scott & Stringfellow, Inc. and Registrant.

3.1 Certificate of Incorporation of Registrant (Incorporated by reference to Exhibit 3.1 to Form 8-B Registration Statement, Registration No. 1-10892).

3.2 By-laws of Registrant (Incorporated by reference to Exhibit 3.2 to Form 8-B Registration Statement, Registration No. 1-10892).

4.1       Specimen Certificate for Common Stock (Incorporated by reference to
          Exhibit 4.1 to Form S-1 Registration Statement, Registration No. 33-15753).


5.1 Opinion of Crowe & Dunlevy, A Professional Corporation, regarding legality of securities to be issued.

9.1 Stockholders' Agreement Among Certain Stockholders of Registrant dated August 20, 1987 (Incorporated by reference to Exhibit 9.1 to Form S-1 Registration Statement, Registration No. 33-15753).

10.1 Lease Agreement dated May 1, 1987 by and between Harold's of Norman, Inc. and Powell Properties, Inc. (Incorporated by reference to
          Exhibit 10.1 to Form S-1 Registration Statement, Registration No. 33-15753).

10.2 Lease Agreement dated May 1, 1987 by and between Harold's of Norman, Inc. and Ruby K. Powell (Incorporated by reference to Exhibit 10.2 to Form S-1 Registration Statement, Registration No. 33-15753).

10.3 Lease Agreement dated October 31, 1985 by and between Harold's Men's Apparel, Inc. predecessor to Harold's of Norman, Inc. and Highland Park Shopping Village (Incorporated by reference to Exhibit 10.9 to Form S-1 Registration Statement, Registration No. 33-15753) and Amendment to Lease Dated June 15, 1988 (Incorporated by reference to
          Exhibit 10.8 to Form 10-K for the year ended January 31, 1989).

10.4 Lease Agreement dated November 1, 1990 by and between Registrant and Michael T. Casey, Trustee (329 Partners-I Limited Partnership). (Incorporated by reference to Exhibit 10.29 to Form 10-K for the year ended February 2, 1991).

10.5 Amended and Restated Lease Agreement dated April 1, 1996 by and between Registrant and 329 Partners II Limited Partnership. (Dallas Buying Office). (Incorporated by reference to Exhibit 10.5 to Form 10-K for fiscal year ended February 3, 1996).

10.6 Lease Agreement dated October 4, 1991 by and between Registrant and 329 Partners II Limited Partnership. (East Lindsey Warehouse Facility, Norman, Oklahoma ) (Incorporated by reference to Exhibit 10.22 to Form 10-K for the year ended February 1, 1992).


10.7* Lease Agreement effective May 1, 1996 between Registrant and Carousel Properties, Inc. (Campus Corner Store, Norman, Oklahoma).

NO.                           DESCRIPTION
- ---                           -----------


10.8* Agreement effective June 1, 1994 between Registrant and CMT Enterprises, Inc.

10.9 Employment and Deferred Compensation Agreement dated January 31, 1993 between Registrant and Harold G. Powell (Incorporated by reference to Exhibit 10.21 to Form 10-K for year ended January 30, 1993).


10.10 Employment and Deferred Compensation Agreement dated January 31, 1993 between Registrant and Rebecca Powell Casey, as amended by Amendment No. 1 dated as of April 28, 1995.


10.11 Employment and Deferred Compensation Agreement dated January 31, 1993 between Registrant and H. Rainey Powell, as amended by Amendment No. 1 dated as of April 28, 1995.


10.12* Form of Indemnification Agreement between Registrant and members of its Board of Directors.


10.13 Amended and Restated Lease Agreement dated as of June 3, 1996 between Registrant and 329 Partners II Limited Partnership (East Lindsey Warehouse Facility, Norman, Oklahoma).


10.14 Lease Agreement dated as of May 31, 1996 between Registrant and 329 Partners II Limited Partnership (Proposed Outlet Store, Norman, Oklahoma).


10.15 Second Amended and Restated Credit Agreement dated February 28, 1996 between Registrant and Boatmen's First National Bank of Oklahoma.

22.1      Subsidiaries of the Registrant (Incorporated by reference to Exhibit
          22.1 to Form 8-B Registration Statement, Registration No. 1-10892).

23.1      Consent of KPMG Peat Marwick LLP


23.2      Consent of Crowe & Dunlevy, A Professional Corporation (Contained in
          Exhibit 5.1).


24.1*     Powers of Attorney.


_________________________
* Previously filed.

                             HAROLD'S STORES, INC.
                        APPENDIX TO AMENDMENT NO. 1 TO
            REGISTRATION STATEMENT OF FORM S-2 (FILE NO. 333-04117)


     Pursuant to Rule 304 of Regulation S-T, the following is a good faith description of photographic image material not included in Amendment No. 1 to the Registration Statement on Form S-2 of Harold's Stores, Inc. (File No. 333-04117) filed with the Securities and Exchange Commission via EDGAR:

Photo No. 1 (upper left on gatefold): Exterior of Store No. 30, a full-line ladies' and men's Old School Clothing Co. store located in CitiPlace Shopping Center, Baton Rouge, Louisiana.

Photo No. 2 (upper right on gatefold): Ladies' interior of Store No. 06, a full-line ladies' and men's store located in Highland Park Village, Dallas, Texas.

Photo No. 3 (bottom of gatefold): Exterior of Store No. 18, a full-line ladies' store located on Broadway and Austin Highway, San Antonio.

Photo No. 4 (top of inside front cover): Interior of Store No. 28, a full-line ladies' and men's Old School Clothing Co. store located in Mall St. Matthews, Louisville, Kentucky.

Illustration 1 (lower left of inside front cover): Map showing locations of Harold's existing and proposed stores, outlets, distribution center, merchandising office and corporate headquarters, as of fiscal year ending February 3, 1996.

Photo No. 5 (upper left of inside back cover): Exterior of Store No. 29, the Company's second men's and ladies' outlet facility, located in Southwest Outlet Center, Hillsboro, Texas.

Photo No. 6 (upper right of inside back cover): Interior Harold's Outlet - located in Southwest Outlet Center, Hillsboro, Texas.

Photo No. 7 (lower right of inside back cover): Exterior of Store No. 16, the Company's first men's and ladies' outlet facility, located on Mopac Expressway, Austin, Texas.

Photo No. 8 (lower left of inside back cover): Interior of the Company's 22,000 square foot distribution center, located in Norman, Oklahoma.